                                                          Filed Pursuant to Rule
                                                                       424(b)(2)
                                                       Registration No. 33-65067


PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 22, 1996)

                                3,000,000 Shares

                                      LOGO
                                  COMMON STOCK
                            ------------------------
ALL OF THE 3,000,000 SHARES OF COMMON STOCK, WITHOUT PAR VALUE (THE "COMMON STOCK"), OFFERED HEREBY (THE "OFFERING") ARE BEING SOLD BY MERRY LAND &
     INVESTMENT COMPANY, INC. ("MERRY LAND" OR THE "COMPANY"). THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER
        THE SYMBOL "MRY". ON MARCH 10, 1998, THE REPORTED LAST SALE
             PRICE OF THE COMPANY'S COMMON STOCK ON THE NYSE WAS
             $22 15/16 PER SHARE.
                            ------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
                WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $22 11/16 A SHARE
                            ------------------------

                                                                     UNDERWRITING
                                              PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                               PUBLIC               COMMISSIONS(1)             COMPANY(2)
                                               ------               --------------            -----------
Per Share...........................          $22.6875                 $1.1900                  $21.4975
Total(3)............................        $68,062,500               $3,570,000              $64,492,500

------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
    (2) Before deducting expenses of the offering estimated at $300,000.

    (3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional Shares solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional Shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $78,271,875, $4,105,500 and $74,166,375, respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain matters by Piper & Marbury L.L.P., counsel to the Underwriters. It is expected that delivery of the shares of the Common Stock will be made on or about March 16, 1998, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
MORGAN STANLEY DEAN WITTER                                        BT ALEX. BROWN
          INTERSTATE/JOHNSON LANE
                       CORPORATION
                   MORGAN KEEGAN & COMPANY, INC.
                                                   THE ROBINSON-HUMPHREY COMPANY
March 10, 1998

                               INSIDE FRONT COVER

[Map of Southern United States from Maryland to Texas and Florida, with markings to indicate locations of the Company's Corporate Offices, Apartment Communities, Development Communities and the Trammell Crow Residential Communities]

[Photograph of Vinings at Lake Vista apartment community]
Vinings at Lake Buena Vista, Orlando, Florida
(A Trammell Crow Residential Community)

[Photograph of Hidden Lakes apartment community]
Hidden Lakes, Dallas/Ft. Worth, Texas




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of the Company since the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Statement Regarding Forward Looking Disclosure..............   S-3
The Company.................................................   S-4
Recent Developments.........................................   S-8
The Offering................................................  S-10
Use of Proceeds.............................................  S-10
Capitalization..............................................  S-11
Common Stock Price Range and Dividends......................  S-12
Selected Financial Data.....................................  S-14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-15
Business....................................................  S-23
Management..................................................  S-29
Taxation....................................................  S-29
Underwriting................................................  S-33
Experts.....................................................  S-34
Legal Opinions..............................................  S-34
Incorporation of Certain Documents by Reference.............  S-34
                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     4
Use of Proceeds.............................................     4
Certain Ratios..............................................     4
Description of Debt Securities..............................     5
Description of Common Stock.................................    16
Description of Preferred Stock..............................    17
Description of Common Stock Warrants........................    21
Description of Depositary Shares............................    21
Plan of Distribution........................................    23
Experts.....................................................    24
Legal Opinions..............................................    24

                 STATEMENT REGARDING FORWARD LOOKING DISCLOSURE

     This filing includes statements that are "forward looking statements" regarding expectations with respect to market conditions, development projects, acquisitions, occupancy rates, capital requirements, sources of funds, expense levels, operating performance and other matters. These assumptions and statements are subject to various factors, unknown risks and uncertainties, including general economic conditions, local market factors, delays and cost overruns in construction, completion and rent up of development communities, performance of consultants or other third parties, environmental concerns and interest rates, any of which may cause actual results to differ from the Company's current expectations.

                                  THE COMPANY

     Merry Land & Investment Company, Inc. is an apartment operating company and is one of the largest owners of upscale garden apartments in the United States. At December 31, 1997, the Company had a total market capitalization of $1.8 billion and owned a high quality portfolio of 104 apartment communities, containing 29,526 units geographically diversified throughout the Southern United States. The communities are located in nine states, extending from the Washington, D.C. area to Texas and to Florida, with 32% of the Company's assets located in Florida, 25% in Texas, and 43% in other Southern states, based on cost. The Company also has seven apartment communities under development and construction. The Company believes that its strong capitalization, cost efficient operations and established brand identity give it significant operating advantages over other apartment operators. Merry Land completed its initial public securities offering in 1981 and elected real estate investment trust ("REIT") tax status in 1987. The Company is headquartered in Augusta, Georgia and maintains area management offices in Charlotte, Atlanta, Orlando and Dallas.

     Merry Land's apartment communities are located in 27 metropolitan areas, each with a population in excess of 250,000 and, at December 31, 1997, no metropolitan area contained more than 14% of the Company's portfolio. The Company believes that this diversification reduces the volatility of its aggregate rental occupancy and rental income. The Company also believes that specializing in high end Southern apartment communities will allow it to establish a recognized franchise in its market area and will allow it to achieve economies in marketing and operating its communities.

     The following table summarizes the Company's apartment holdings by major market as of December 31, 1997 (dollars in millions):

                                                                       Investment
Market                                                        Units     at Cost     % of Cost
------                                                        ------   ----------   ---------
Dallas/Ft. Worth, Texas.....................................   3,208    $  209.3        14%
Atlanta, Georgia............................................   4,235       208.6        14
Orlando, Florida............................................   2,404       119.0         8
Charlotte, North Carolina...................................   2,459       113.6         8
Jacksonville, Florida.......................................   2,550       107.1         7
Houston, Texas..............................................   1,457        87.4         6
Austin, Texas...............................................   1,249        80.4         5
Ft. Lauderdale, Florida.....................................   1,144        72.5         5
Tampa, Florida..............................................   1,449        70.6         5
Ft. Myers, Florida..........................................   1,268        59.2         4
Savannah, Georgia...........................................   1,149        55.2         4
Raleigh, North Carolina.....................................   1,256        48.8         3
Nashville, Tennessee........................................     587        35.5         2
Charleston, South Carolina..................................     880        34.2         2
Others......................................................   4,231       194.7        12
                                                              ------    --------      ----
                                                              29,526    $1,496.1       100%

CORPORATE STRATEGY

     The Company's objective is to increase operating cash flow and shareholder value by generating superior growth in the net operating income of its communities, by acquiring or developing selected communities with satisfactory initial yields and the prospects for continued cash flow growth, and by financing its activities at the lowest possible cost. In order to accomplish these objectives, the Company intends to own and operate a significant number of communities in most major markets of the Southern United States, to build further on its recognized reputation among apartment renters in this region for high quality communities and first class service, and to continue to develop superior techniques for operating a growing system of communities. The Company expects eventually to extend its operations to other high growth areas of the country.

     Operating. The execution of this strategy provides significant marketing advantages and operating efficiencies to Merry Land. The Company believes that operating a system of communities which are of consistently high quality allows it to conduct a focused marketing effort, provide high levels of customer service, maintain consistent policies, procedures and training, and offer programs and amenities tailored to the needs of upscale residents. The Company believes that significant incremental demand is generated by its brand identity and by the referral of prospects from one Merry Land community to another. At present, approximately 5% of the Company's new leases are provided by the transfer of residents from other Merry Land communities or the referral of customers from other Merry Land communities. The Company also believes that its high income residents provide a large customer base to which it can market additional goods and services and generate additional income.

     Growth. Merry Land seeks to increase its apartment holdings both for the increase in earnings expected from each transaction as well as to build further on the marketing and operating advantages provided by its system of Southern apartments. The Company adds to its holdings by a variety of means including buying existing apartment communities, buying communities under construction and in the initial lease-up stage (primarily from merchant builders) and developing communities from the ground up.

     Merry Land has bought over $1.0 billion of apartment communities in the past five years. The Company believes that the long term growth prospects of the South remain the strongest in the country. Furthermore, the large number of newly built communities currently available for sale in its market areas provide excellent prospects for the Company's acquisition program. The Company buys both single assets and portfolios after careful evaluation of each community's location, physical attributes, and the conditions of supply and demand in its submarket.

     While the Company believes rapid growth through acquisitions remains the preferable way to expand its holdings, it also believes that development is becoming an increasingly important component of its growth strategy. The Company currently uses the services of outside developers to build apartment communities in selected markets. The cost of development units delivered by the Company was $28.4 million in 1996, $67.1 million in 1997 and is expected to be $101.1 million in 1998. The use of outside developers has allowed the Company to undertake a large development program in multiple markets while retaining the flexibility to expand or contract this program as conditions warrant. The Company expects to expand its internal development capability over the next several years.

     The Company also intends to dispose of assets which do not conform to its strategy and to reinvest those proceeds in conforming communities. In the past two years the Company has sold two apartment communities in Ohio as well as older properties in Augusta. In 1998, it intends to redevelop or sell a limited number of communities whose cash flow growth prospects do not meet the Company's targets. Dispositions in 1998 are expected to total less than 5% of assets.

     The following table summarizes the Company's growth in recent years (dollars in thousands):

                                              1997         1996         1995        1994       1993
                                           ----------   ----------   ----------   --------   --------
Units acquired...........................       4,104        2,475        3,444      4,872      7,452
Units developed..........................         936          414           --         --         --
Total units owned at end of period.......      29,526       24,936       22,296     18,852     13,981
Total cost of apartments.................  $1,496,109   $1,175,427   $1,009,056   $796,436   $554,589
Total apartment rental income............  $  208,363   $  176,053   $  144,283   $101,667   $ 54,565

     Property Management. The apartment community is Merry Land's basic business unit. Each community is led by a Property Manager whose staff receives ongoing training in the disciplines of leasing, administration, maintenance and marketing. The objective of the on site staff is to maximize growth in cash flow by providing superior customer service, maximum revenue growth, and cost effective maintenance. In order to tie employee compensation to the interests of the Company's shareholders, a significant part of on site personnel's compensation consists of cash bonuses paid for achievement of budgeted net cash flow.

     The Company believes that its large size provides it superior buying power which allows it to obtain goods and services for lower costs than would otherwise be available. The Company has dedicated personnel who concentrate their efforts on exploiting this advantage. Large size also allows the Company to hire and train well qualified individuals who specialize in various disciplines, providing the Company greater competence in these areas than would be available in a smaller organization.

     The Company believes that the control of operating expenses is essential to the production of superior operating returns. Its focus on the acquisition of newly built communities and controlling expenses have allowed it to reduce its same store operating ratio (operating costs as a percent of revenue) from 39.0% in 1994, 38.9% in 1995, 38.0% in 1996 to 37.5% in 1997.

     Financing. The Company maintains a capital structure which affords both financial flexibility and access to low cost capital. At December 31, 1997, equity market capitalization was $1.2 billion, total capitalization was $1.8 billion and debt equaled 34% of total capitalization. The Company prefers to finance its acquisitions using unsecured debt but on occasion assumes mortgage debt in order to acquire apartment communities or portfolios. At December 31, 1997, seven of the Company's 104 apartment communities were encumbered with mortgages. The average interest rate on outstanding debt at that date was 7.0%. The Company has scheduled maturities of its debt in order to allow orderly repayment or refinancing. Its securities carry investment grade ratings.

1997 ACTIVITIES

     Organizational Changes. In December, 1996, Peter S. Knox III, Chairman and Chief Executive Officer of Merry Land since its inception in 1981, died after an illness of several months. W. Tennent Houston, President of the Company and Chief Operating Officer since 1985, was appointed Chief Executive Officer; Michael N. Thompson, Vice President of Acquisitions and Development since 1992, was appointed Chief Operating Officer; and Boone A. Knox, Mr. Knox's brother, was elected Chairman of the Board of Directors. Boone Knox was Chief Executive Officer of Allied Bankshares, a publicly owned bank holding company, and is a director of Cousins Properties Incorporated, a diversified REIT. Mr. Knox's family is the largest shareholder of the Company. During 1997, the Company's organization was restructured along functional lines, area management offices were opened, additional personnel were added in various areas, and the Company invested in equipment and systems to enable it to compete more effectively in the rapidly maturing apartment industry.

     Operating Results. In 1997, the Company more aggressively managed its rent rates and rental concessions in order to operate at a higher level of occupancy and to increase rental income. Positions in its property management organization were added to provide better support of its communities. As a result of those measures and improving conditions in some southern markets, same store net operating income rose 4.2% for the year. Same store occupancy (consisting of apartment communities owned for all of 1996 and 1997) rose 1.1% for the year to 94.8% and same store rental revenues rose 3.3%. The Company focused on expense control and began to pass a significant portion of water costs on to its residents which helped hold the increase in same store operating expense to 1.8%.

     Sale of Marketable Securities. In order to fund the future expenditures required by its development program, the Company had raised funds through sales of securities in 1995 and 1996 and had invested a portion of the proceeds in the securities of other REITs. Marketable securities totaled $23.8 million at December 31, 1996. Income produced by these holdings added $5.0 million of funds from operations ("FFO") in 1997 ($.10 per share), and $6.0 million in 1996 ($.13 per share). During the first half of 1997, these holdings were liquidated and the proceeds were invested in apartment acquisitions and development.

     Acquisitions. In 1997, the Company acquired 14 apartment communities containing 4,104 units at a cost of $257.9 million. These high quality communities had an average age of two years and average rents of $820 per month. They averaged 93% occupancy at closing. During the year the Company made its first investments in Houston and eventually added 1,457 units in that city at a cost of $86 million. The following is a listing of communities acquired in 1997 (dollars in thousands):

                                                                                    Date
Community                                 Location                         Units    Built      Cost
---------                                 --------                         -----    -----    --------
Trails at Briar Forest..................  Houston, Texas                     476    1990     $ 22,150
La Tour Fontaine........................  Houston, Texas                     162    1994       15,250
Parc Royale.............................  Houston, Texas                     171    1994       12,750
Richmond Townhomes......................  Houston, Texas                     188    1995       12,700
Palms at South Shore....................  Houston, Texas                     240    1990       12,210
Ranchstone..............................  Houston, Texas                     220    1996       11,250
Wimberly................................  Dallas/Ft. Worth, Texas            372    1996       26,500
Coventry at City View...................  Dallas/Ft. Worth, Texas            360    1996       22,140
Riverhill...............................  Dallas/Ft. Worth, Texas            334    1996       22,000
Hidden Lakes............................  Dallas/Ft. Worth, Texas            312    1997       20,000
The Point...............................  Charlotte, North Carolina          340    1996       21,300
The Oaks................................  Charlotte, North Carolina          318    1996       20,250
Chatelaine Park.........................  Atlanta, Georgia                   303    1996       23,413
Polos East..............................  Orlando, Florida                   308    1991       16,000
                                                                           -----             --------
                                                                           4,104             $257,913

     Development. In 1997, the Company completed the construction of Adams Farm II, a 200 unit expansion in Greensboro, continued construction on its development communities in Atlanta and Savannah, and started construction on four other communities in Atlanta, Richmond and Greensboro. For the year, construction expenditures for these seven communities totaled $57.1 million, and 936 units at a total cost of $67.1 million were completed and placed in service. This included all 200 units at Madison at Adams Farm in Greensboro, 452 units at Madison at River Sound in Atlanta, and 284 units at Hammocks at Long Point in Savannah. The Company expects to deliver the following units in 1998 (dollars in thousands):

                                                                             Expected         Cost of
                                                               Units       Delivery in       Delivered
Community                       Location                      Planned          1998            Units
---------                       --------                      -------    ----------------    ---------
Hammocks at Long Point........  Savannah, Georgia                308             24          $  1,914
Carriage Homes at Wyndham.....  Richmond, Virginia               264            264            26,071
Madison at Bridford Lake......  Greensboro, North Carolina       320            320            24,791
Madison at Satellite Place....  Atlanta, Georgia                 424            308            25,715
Cherry Creek III..............  Nashville, Tennessee             220            160            12,186
Spring Oak....................  Richmond, Virginia               506            132            10,467
                                                               -----          -----          --------
                                                               2,042          1,208          $101,144

     Sale of Non-Conforming Assets. In April, 1997, the Company sold Saw Mill Village in Columbus, Ohio for $19.6 million, recognizing a gain of $0.5 million. Saw Mill Village was acquired in 1994 as part of a twelve property portfolio transaction but did not conform to Merry Land's strategy of building a Southern apartment franchise. The Company also disposed of several small commercial and residential properties located in Augusta which were acquired early in the 1980s. The cost of these assets was $3.4 million, and a net loss of $0.4 million was recognized on the sales.

     Financing Activity. On July 28, 1997, the Company completed a public offering of $50.0 million of senior unsecured notes to yield 6.941% to maturity. The notes bear an interest rate of 6.90%, with interest payable semi-annually in February and August, and with principal due August 1, 2007.

     On October 30, 1997, the Company completed a public offering of $50.0 million of senior unsecured notes to yield 6.69% to maturity. The notes bear an interest rate of 6.69%, with interest payable semi-annually in May and November, and with principal due October 30, 2006.

     The notes issued in 1997 are rated BBB+ by Standard & Poor's Corporation and Duff & Phelps Credit Rating Co. and Baa2 by Moody's Investors Services, Inc. and rank equally with the Company's other unsecured and unsubordinated indebtedness.

     On September 16, 1997, the Company obtained a $200.0 million syndicated revolving credit facility from a group of banks. Borrowings under the line bear interest at 0.60% above the thirty day London Interbank Offered Rates. The credit facility also includes a $100.0 million competitive bid option which allows the Company to solicit bids from participating banks at rates below the contractual rate. The facility is for a three year term followed by a two year amortization for a total term of five years with an annual renewal option.

                              RECENT DEVELOPMENTS

     Acquisition of Communities from Trammell Crow Residential. On February 23, 1998 Merry Land entered into a definitive agreement to acquire 13 Florida apartment communities containing 3,994 units (the "Trammell Crow Residential Portfolio") from Trammell Crow Residential, a national apartment development and management company, and its affiliates. The acquisition is expected to close late in the first quarter of 1998. The sellers will receive consideration of approximately $248.0 million, including partnership units in Merry Land's newly created subsidiary DownREIT partnership, cash and the assumption of debt.

     The communities to be acquired include eleven stabilized properties, one in lease up and one under construction. Four communities are located in Orlando, four in Tampa, three in Jacksonville and one each in Sarasota and Daytona. This high quality portfolio averages seven years of age, 941 square feet per unit and $717 monthly rent, and was 94% occupied as of December 31, 1997. These characteristics are very similar to those of Merry Land's existing Florida holdings. These communities have approximately 100 on-site employees. Merry Land expects to employ substantially all of the staff at the communities and a number of additional management personnel from Trammell Crow Residential.

     The following is a detailed listing of the communities to be acquired:

                                                                                          12/31/97
                                                          Year            Sq. ft.    ------------------
Community                                    Location     Built   Units   per Unit   Avg. Rent   Occup.
---------                                  -------------  -----   -----   --------   ---------   ------
Wood Forest..............................  Daytona Beach  1985      144      822       $ 568      93%
Oaks at Baymeadows.......................  Jacksonville   1985      248      995         637       88
Oaks at Regency..........................  Jacksonville   1985      159      844         562       86
Oaks at Orange Park......................  Jacksonville   1986      280      845         603       92
Vinings at Lake Buena Vista..............  Orlando        1988      400      927         696       97
Chicasaw Crossing........................  Orlando        1986      292      850         613       95
Vinings Club at Metrowest................  Orlando        1997      411    1,182       1,005       (1)
Vinings at Lenox Place...................  Orlando        1998      456    1,011         851       (2)
Beneva Place.............................  Sarasota       1986      192      882         683       96
Vinings Club at Boot Ranch...............  Tampa          1996      432      956         773       94
Vinings at Carrollwood Place.............  Tampa          1995      432      970         738       93
Forest Place.............................  Tampa          1985      244      813         577       97
Horizon Place............................  Tampa          1985      304      841         605       97
                                                          ----    -----    -----       -----       --
          Weighted Average or Total......                 1990    3,994      941       $ 717      94%

---------------

(1) Under lease-up at December 31, 1997.
(2) Under construction at December 31, 1997.

     The Company believes that this transaction will be a significant step in its strategy to become recognized by renters throughout the South as the region's leading provider of high-quality apartment homes. With this transaction, Merry Land will assume a major position in the Florida luxury apartment market with 14,256 high quality units in that state and with particularly strong concentrations in Orlando, Tampa and Jacksonville. The Company expects this transaction will help it to further capitalize on its significant marketing advantages and operating efficiencies in the state. Merry Land has substantial infrastructure in place in Florida and expects to quickly integrate the new communities into its Orlando based Florida Management Area.

     The acquisition will bring Merry Land's investment in Florida apartments to $746 million, an increase of 50%, and will represent a 17% increase in the Company's total investment in apartments based on total cost. Following the transaction, Merry Land's Florida communities will represent about 43% of the Company's total apartments at cost. The following table includes Merry Land's apartment holdings at December 31, 1997 and the Trammell Crow Residential
Portfolio:

                                                                                                 % of
                                                    TCR    Merry Land   Total    Investment   Investment
City                                               Units     Units      Units     at Cost      at Cost
----                                               -----   ----------   ------   ----------   ----------
                                                                                 (millions)
Orlando..........................................  1,559      2,404      3,963    $  235.0       13.5%
Tampa............................................  1,412      1,449      2,861       164.2        9.4
Jacksonville.....................................    687      2,550      3,237       140.0        8.0
Ft. Lauderdale...................................     --      1,144      1,144        72.5        4.2
Ft. Myers........................................     --      1,268      1,268        59.2        3.4
Other Florida....................................    336      1,447      1,783        75.3        4.3
                                                   -----     ------     ------    --------      -----
          Total Florida..........................  3,994     10,262     14,256       746.2       42.8
Dallas/Ft. Worth.................................     --      3,208      3,208       209.3       12.0
Atlanta..........................................     --      4,235      4,235       208.6       12.0
Charlotte........................................     --      2,459      2,459       113.6        6.5
Houston..........................................     --      1,457      1,457        87.4        5.0
Austin...........................................     --      1,249      1,249        80.4        4.6
Other Markets....................................     --      6,656      6,656       298.6       17.1
                                                   -----     ------     ------    --------      -----
          Total Portfolio........................  3,994     29,526     33,520    $1,744.1      100.0%

     To fund the acquisition Merry Land will assume $113.5 million of debt, including $96.7 million of tax exempt debt bearing interest at an average rate of approximately 5.0%. Merry Land also has formed a subsidiary DownREIT partnership which will issue operating partnership units with an aggregate value of approximately $20.0 million to the sellers. The units will be redeemable for cash or, at the Company's option shares of Merry Land common stock on a one for one basis, beginning one year after closing. The Company will file a registration statement allowing the units exchanged for common stock to be publicly traded. The balance of the purchase price of approximately $115.0 million will be paid in cash. The definitive agreement with Trammell Crow Residential contains customary conditions of sale and there can be no assurance the transaction will close.

     Sale of Preferred Stock. In an offering completed on February 13, 1998, the Company issued 4.0 million shares of Series E Cumulative Redeemable Preferred Stock at $25.00 per share for net proceeds of $96.7 million. This issue bears a dividend rate of 7.625%. The Company used the net proceeds to pay down its line of credit and to provide funds to acquire and develop additional apartment communities. The Series E Preferred Stock is rated BBB by Standard & Poor's Corporation and Duff & Phelps Credit Rating Co. and Baa3 by Moody's Investors Services, Inc. and ranks equally with the Company's other series of preferred stock.

                                  THE OFFERING

Common Stock offered by the Company..................  3,000,000 shares

Common Stock to be outstanding after the Offering....  42,176,625 shares

Use of Proceeds......................................  To acquire and develop additional apartment communities, including the
                                                       Trammell Crow Residential Portfolio.

NYSE symbol..........................................  MRY

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares are estimated at approximately $64.2 million ($73.9 million if the underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to acquire and develop additional apartment communities, including the Trammell Crow Residential Portfolio. Pending such uses, the Company intends to invest temporarily the excess proceeds in interest bearing and marketable securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company on December 31, 1997, pro forma for the sale of the Series E Preferred Stock on February 13, 1997 and as further adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock pursuant to this Offering (assuming the Underwriters' overallotment option is not exercised). This table should be read in conjunction with the financial statements of the Company and related notes incorporated by reference herein.

                                                                       December 31, 1997
                                                             -------------------------------------
                                                                                        Pro Forma
                                                               Actual     Pro Forma    As Adjusted
                                                             ----------   ----------   -----------
                                                                        (in thousands)
Debt:
  Unsecured bank line(1)...................................  $   67,800   $       --   $       --
  Mortgage loans...........................................      70,282       70,282       70,282
  6.625% Senior Notes, due 1999-2001.......................     120,000      120,000      120,000
  7.25% Senior Notes, due 2002.............................      40,000       40,000       40,000
  6.875% Senior Notes, due 2003............................      40,000       40,000       40,000
  6.875% Senior Notes, due 2004............................      40,000       40,000       40,000
  7.25% Senior Notes, due 2005.............................     120,000      120,000      120,000
  6.69% Senior Notes, due 2006.............................      50,000       50,000       50,000
  6.90% Senior Notes, due 2007.............................      50,000       50,000       50,000
                                                             ----------   ----------   ----------
            Total debt.....................................     598,082      530,282      530,282
Stockholders' equity:
  Preferred Stock, no par value, 20,000,000 shares
     authorized;
  $1.75 Series A Cumulative Convertible, 187,666 shares
     issued and outstanding, $25.00 per share liquidation
     preference............................................       4,692        4,692        4,692
  $2.205 Series B Cumulative Convertible, 4,000,000 shares
     issued and outstanding, $25.00 per share liquidation
     preference............................................     100,000      100,000      100,000
  $2.15 Series C Cumulative Convertible, 4,599,400 shares
     issued and outstanding, $25.00 per share liquidation
     preference............................................     114,985      114,985      114,985
  8.29% Series D Cumulative Redeemable, 1,000,000 shares
     issued and outstanding, $50.00 per share liquidation
     preference............................................      50,000       50,000       50,000
  7.625% Series E Cumulative Redeemable, 4,000,000 shares
     issued and outstanding pro forma, $25.00 per share
     liquidation preference................................          --      100,000      100,000
  Common Stock, no par value, $1.00 stated value,
     100,000,000 shares authorized; 39,176,625 shares
     issued and outstanding (42,176,625 as adjusted).......      39,177       39,177       42,177
  Capital surplus..........................................     525,745      522,395      583,588
  Cumulative undistributed net earnings....................     (15,730)     (15,730)     (15,730)
  Notes receivable from stockholders and ESOP..............     (21,691)     (21,691)     (21,691)
  Unrealized gain on securities............................         154          154          154
                                                             ----------   ----------   ----------
       Total stockholders' equity..........................     797,332      893,982      958,175
                                                             ----------   ----------   ----------
            Total capitalization...........................  $1,395,414   $1,424,264   $1,488,457
                                                             ==========   ==========   ==========

---------------

(1) $200 million line of credit bearing interest equal to LIBOR plus 0.60%, maturing September 2000.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Merry Land's Common Stock is traded on the NYSE under the symbol "MRY". The following table sets forth the reported high and low sales prices of the Common Stock on the NYSE, and the cash dividends declared per share of Common Stock.

                                                                   Common              Cash
                                                                 Stock Price         Dividends
                                                              -------------------    Declared
                                                              High        Low        per Share
                                                              ----        ---        ---------
1998
First Quarter (through March 10, 1998)......................  $24   1/8   $22  3/8     $.41
1997
Fourth Quarter..............................................  $24   1/8   $21 1/16     $.39
Third Quarter...............................................   23          21 1/16      .39
Second Quarter..............................................   22   1/8    20  1/2      .39
First Quarter...............................................   22   5/8    20  3/8      .39
1996
Fourth Quarter..............................................  $21   3/4   $18  1/4     $.37
Third Quarter...............................................   22   1/8    20  1/8      .37
Second Quarter..............................................   22   1/4    20           .37
First Quarter...............................................   23   3/4    21  5/8      .37

     On February 13, 1998, the Company had 4,475 shareholders of record. The Company estimates that an additional 24,000 shareholders hold their shares in "street name."

     On January 19, 1998, the Board of Directors declared a dividend of $.41 per share of Common Stock to be paid on March 31, 1998 to holders of record on March 16, 1998. The projected current annual dividend rate is $1.64 per share. The $.41 quarterly dividend represents a payout of 79% of FFO available for common shares for the quarter ended December 31, 1997, a payout ratio which the Company believes is conservative relative to its REIT peers. Future dividends will be declared at the discretion of the Board of Directors after considering the Company's distributable funds, financial requirements, tax considerations and other factors.

     Under the REIT rules of the Internal Revenue Code, the Company must pay at least 95% of its REIT taxable income (excluding capital gains) as dividends in order to avoid taxation as a regular corporation. The Board makes decisions with respect to the distribution of capital gains on a case-by-case basis. A portion, or all, of the Company's dividends paid to its shareholders may be deemed capital gain, ordinary income or a return of capital.

     The federal income tax status of dividends paid to holders of Common Stock was as follows:

                                                              1997    1996    1995
                                                              -----   -----   -----
Ordinary income.............................................  $0.88   $1.18   $1.34
Capital gains...............................................    .16     .11     .06
Return of capital...........................................    .52     .19    --
                                                              -----   -----   -----
          Total dividends paid..............................  $1.56   $1.48   $1.40
                                                              =====   =====   =====

     The loan agreements for the Company's 6.625% Senior Notes and its $200.0 million line of credit prohibit the payment of any dividends or other distributions upon the occurrence of an event of default. The terms of the Company's credit agreements and preferred stock include other restrictions on its ability to pay dividends, including a requirement in its line of credit agreement that it not pay dividends in any year in an amount in excess of 90% of its FFO, except as necessary to maintain the Company's REIT status. The Company does not expect that these covenants will adversely affect its ability to make dividend payments.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Company has adopted a Dividend Reinvestment and Stock Purchase Plan under which any holder of Common Stock or Preferred Stock may reinvest cash dividends or optional cash payments of up to $5,000 per quarter in additional shares of Common Stock purchased directly from the Company at a 5% discount. Stock purchases made with optional cash payments cannot exceed the number of shares of Common Stock and Preferred Stock owned by the shareholder. All common and preferred shareholders are eligible to join the plan including shareholders whose shares are held in the name of a nominee or broker. During 1997 the Company issued 783,907 shares under the plan at an average price of $20.81 per share providing $16.3 million in new equity capital. The Dividend Reinvestment and Stock Purchase Plan has provided new equity capital as follows (dollars in thousands):

                                                            1997      1996      1995
                                                           -------   -------   -------
Dividend Reinvestment....................................  $11,459   $ 9,128   $ 8,547
Stock Purchase Plan......................................    4,858     4,704     2,622
                                                           -------   -------   -------
                                                           $16,317   $13,832   $11,169

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and notes thereto incorporated by reference herein. The following amounts are in thousands, except for information with respect to per share amounts and apartment units.

                                                                     Years Ended December 31,
                                                    ----------------------------------------------------------
                                                       1997         1996         1995        1994       1993
                                                    ----------   ----------   ----------   --------   --------
OPERATING DATA
Income from property operations:
  Rental and mineral royalty revenue..............  $  210,272   $  176,989   $  145,214   $103,169   $ 56,181
  Rental expenses, property taxes and insurance...      79,735       68,087       58,527     38,409     22,611
  Depreciation of real estate owned...............      42,464       34,490       26,265     17,877      9,066
                                                    ----------   ----------   ----------   --------   --------
                                                        88,073       74,412       60,422     46,883     24,504
Other income:
  Other interest and dividend income..............       2,603        5,454        6,908      2,440      2,463
  Other...........................................       5,086        6,178        4,476       (655)        10
                                                    ----------   ----------   ----------   --------   --------
                                                         7,689       11,632       11,384      1,785      2,473
Expenses:
  Interest........................................      25,900       22,527       15,646     10,394      5,640
  General and administrative......................       4,666        2,858        2,396      1,773      1,433
  Depreciation - other and amortization...........       1,149          860          670        470        180
  Other non-recurring costs.......................          --           --        1,370        200      1,308
                                                    ----------   ----------   ----------   --------   --------
                                                        31,715       26,245       20,082     12,837      8,561
Gains on sales of assets:
  Gains on sales of investments...................         996        2,679        1,673        881      6,960
  Gains on sales of land..........................          --           --           68        196      1,023
  Gains on sales of depreciable real estate.......         460        1,528           72         77          9
                                                    ----------   ----------   ----------   --------   --------
                                                         1,456        4,207        1,813      1,154      7,992
Net income........................................      65,503       64,006       53,537     36,985     26,408
Preferred dividends paid..........................      23,257       19,843       18,129      7,934      4,025
                                                    ----------   ----------   ----------   --------   --------
Net income available for common shares............  $   42,246   $   44,163   $   35,408   $ 29,051   $ 22,383
                                                    ==========   ==========   ==========   ========   ========
Weighted average common shares....................      38,461       35,919       33,368     26,430     17,268
Weighted average diluted common shares............      38,928       36,676       33,418     26,450     17,288
Diluted earnings per common share.................  $     1.10   $     1.23   $     1.06   $   1.10   $   1.30
Common dividends paid.............................  $   60,040   $   53,886   $   46,734   $ 33,467   $ 16,934
Common dividends paid per share...................  $     1.56   $     1.48   $     1.40   $   1.25   $    .90

BALANCE SHEET DATA (at end of period)
Apartments, net of depreciation...................  $1,356,226   $1,075,933   $  943,070   $756,588   $532,465
Senior notes......................................     460,000      360,000      360,000    120,000    120,000
Mortgage debt.....................................      70,282       27,546           --     17,835     37,173
Other debt........................................      67,800           --           --     74,975         --
Total stockholders' equity........................     797,332      798,772      695,859    584,851    397,715
Total assets......................................  $1,427,881   $1,208,246   $1,072,840   $806,655   $562,172
OTHER DATA
Funds from operations(1)..........................  $  102,367   $   94,047   $   79,360   $ 53,907   $ 28,790
Funds from operations available to common
  shares..........................................  $   83,254   $   74,446   $   61,231   $ 45,973   $ 24,764
Apartment units acquired or developed during the
  period..........................................       5,040        2,889        3,444      4,872      7,452
Total apartment units at end of the period........      29,526       24,936       22,296     18,852     13,981

---------------

(1) The Company uses the National Association of Real Estate Investment Trust's task force's published definition of funds from operations. Funds from operations is defined as net income computed in accordance with generally accepted accounting principles, excluding non-recurring costs and net realized gains (other than gains included in other income as cash management income) plus depreciation of real property. Funds from operations should be considered along with, and not as a substitution for, net income and cash flows as a measure of the Company's operating performance and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     In recent years Merry Land has grown rapidly through the acquisition of apartment communities. Its investment in apartments at cost grew by 27% in 1997, 16% in 1996, 27% in 1995, 44% in 1994, and 164% in 1993, and revenue, expenses, net income and FFO all reflect this growth. The Company believes that its access to public and private debt and equity, its experience as an apartment owner, its knowledge of the Southern apartment markets and its acquisition expertise have allowed it to take advantage of favorable conditions to make acquisitions at attractive yields. Merry Land considers its market area to include the Southern United States, extending from the Washington, D.C. area to Texas and Florida.

     The Company believes that conditions in the real estate and financial markets will allow it to continue to expand its apartment holdings through a variety of sources, including acquisitions, the purchase of communities planned, under construction or newly completed by merchant builders, and ground-up development. It should be noted, however, that as the Company's absolute size increases, it is likely that its rate of growth will slow and that increases in earnings and cash flow will become increasingly dependent on improved results from its existing communities rather than from portfolio growth. However, there can be no assurance that market conditions will allow any rental increase.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997, 1996 AND 1995.

     Rental Markets. In the aggregate, the Company's Southern rental markets were stronger in 1997 than in 1996 as strong demand for apartments exceeded additions to supply. The Company's apartments experienced occupancy in 1997 of 93.8% which was 0.5% above 1996 as the result of stronger markets, aggressive leasing efforts by staff, and selectively offering concessions to residents in order to induce them to rent. While levels of new construction throughout the South remain high, the Company believes that physical occupancy should remain satisfactory if general economic activity, job growth and household formation in the South remain strong.

     Rental Operations -- Total Portfolio. The operating performance of the Company's apartment portfolio is summarized in the following table (dollars in thousands, except average monthly rent):

                                             %      Change from
                                           Change   1996 to 1997     1997       1996       1995
                                           ------   ------------   --------   --------   --------
Rental income............................     18%     $32,310      $208,363   $176,053   $144,283
Operating expenses(1)....................     15        7,212        55,347     48,135     40,726
Taxes and insurance expense..............     23        4,283        23,265     18,982     15,520
                                            ----      -------      --------   --------   --------
Subtotal.................................     17       11,495        78,612     67,117     56,246
                                                      -------      --------   --------   --------
Earnings before interest, depreciation
  and amortization.......................     19      $20,815      $129,751   $108,936   $ 88,037
Average Units(2).........................     14        3,303        26,850     23,547     20,291
Average occupancy(3).....................    0.5(4)                    93.8%      93.3%      95.2%
Occupancy at end of period...............    0.6(4)                    92.8%      92.2%      94.0%
Average monthly rent(5)..................    5.8      $    39      $    709   $    670   $    639
Expense ratio (6)........................   (0.5)(4)                   37.7%      38.1%      39.0%

---------------

(1) Excludes depreciation and amortization.
(2) Represents the average number of units owned at each month end.
(3) Represents the average physical occupancy at each month end for the period held.
(4) Represents increase between periods.
(5) Represents weighted average monthly rent charged for occupied units and rents asked for unoccupied units at December 31.
(6) Represents total of operating expenses, taxes and insurance divided by rental revenues.

     Acquisitions and the delivery of units from the Company's development program increased the weighted average number of apartments owned to 26,850 in 1997 from 23,547 in 1996. Rental revenues, operating expenses and taxes and insurance rose accordingly. A 5.8% increase in portfolio average rental rates in 1997 resulted from both higher rents at the Company's continuing properties and also from higher rents charged at the communities the Company acquired and put in service in 1997 and 1996, whose monthly rents averaged $800 at December 31, 1997, versus the total portfolio average of $709.

     Rental Operations -- Same Store. The performance of the 21,156 units which the Company held for all of both 1997 and 1996 ("same store" results) is summarized in the following table (dollars in thousands, except average monthly rent; see footnotes above):

                                                                  Change from
                                                         Change   1996 to 1997     1997       1996
                                                         ------   ------------   --------   --------
Rental income..........................................    3.3%      $5,183      $162,995   $157,811
Personnel expense......................................   14.5        2,260        17,887     15,627
Utilities expense......................................  (23.2)      (2,056)        6,816      8,872
Operating expense......................................   12.7          996         8,830      7,834
Maintenance and grounds expense........................   (4.7)        (509)       10,214     10,723
Taxes and insurance expense............................    2.4          401        17,238     16,837
                                                         -----       ------      --------   --------
Subtotal(1)............................................    1.8        1,092        60,985     59,893
                                                         -----       ------      --------   --------
Earnings before interest, depreciation and
  amortization.........................................    4.2       $4,092      $102,010   $ 97,918
Average occupancy(3)...................................    1.1(4)                    94.8%      93.7%
Occupancy at end of period.............................    1.9(4)                    94.6%      92.7%
Average monthly rent(5)................................    2.6       $   17      $    674   $    657
Expense ratio(6).......................................   (0.4)(4)                   37.5%      38.0%

---------------

Same store community results do not include Cherry Creek, a 127 unit community which was owned for both 1997 and 1996. This community was acquired in December 1994 and was recently renovated. It has been combined with a development community which contains 280 additional units. Same store community results also do not include Adams Farm, a 300 unit community which was owned for both 1997 and 1996. This community was acquired in 1994 and has been combined with a development community which contains 200 additional units.

     Rental income rose by $5.2 million, or 3.3%, for those properties held for all of both periods, as a result of 1.1% higher occupancy and 2.6% higher average rental rates. At December 31, 1997, same store occupancy was 94.6%, up from 92.7% at December 31, 1996.

     Rental expenses were $61.0 million, or 1.8% more in 1997 than 1996. Higher on-site bonuses accounted for $1.8 million of a $2.3 million increase in personnel costs. Utilities expense decreased by $2.1 million as the Company passed a portion of its water expense to the residents. Operating expenses increased $1.0 million primarily as a result of higher marketing costs. Off site property management expense, which is allocated to the communities, rose $0.3 million as the Company added corporate positions in 1996 and 1997 in operations, training, marketing, and maintenance. Maintenance and grounds expenses decreased by $0.5 million or 4.7% due primarily to lower levels of contracted services. Property taxes and insurance increased by $0.5 million to reflect higher assessed values.

     For those 18,410 apartments owned by the Company for both 1996 and 1995, rental revenues increased $2.8 million or 2.1% in 1996 over 1995 as a result of 1.5% lower occupancy and 3.2% higher average rental rates. Operating expenses decreased $0.5 million or 1.0% in 1996 as compared to the same period in 1995. Increases in operating and maintenance and grounds expenses were more than offset by lower personnel, utilities, and taxes and insurance expense. Personnel costs were down primarily because year end cash incentive bonuses decreased by $0.4 million in 1996 as a result of weaker operating results. Utilities expense decreased by $0.5 million as the Company began charging its residents a portion of its water expense. Property taxes and insurance decreased by $0.5 million to reflect lower than expected millage rates, and the successful appeal of the assessed values for several properties. Off site property management expense, which is allocated to the communities, rose $0.5 million as the Company established additional corporate positions in training, marketing and maintenance. Maintenance and grounds expense increased by $0.2 million as turnover increased to 70% from 68% in 1996.

     Rental Operations -- Development Communities. In 1997, the Company placed in service 936 units as summarized in the following table:

                                                                                                 Occupancy
                                                                                                     of
                                                                     Units put                   delivered
                                                            Units    in service   Total units     units at
Community                                      Location    planned    in 1997     in service      12/31/97
---------                                     ----------   -------   ----------   -----------   ------------
Madison at Adams Farm II....................  Greensboro..    200       200            500           84%
Hammocks at Long Point......................    Savannah      308       284            284           78
Madison at River Sound......................     Atlanta      586       452            586           63
                                                            -----       ---          -----           --
                                                            1,094       936          1,370           75%

     As discussed above, the 200 unit Madison at Adams Farm II is adjacent to the existing 300 unit Adams Farm community and these two communities are now operated as one. The operating results for 1997 and 1996 for the Madison at River Sound, Madison at Adams Farm, and the Hammocks at Long Point are summarized in the following table (dollars in thousands; see footnotes above):

                                                               1997     1996
                                                              ------   ------
Rental income...............................................  $9,697   $4,344
Operating expenses(1).......................................   2,663    1,313
Taxes and insurance expense.................................     491      230
                                                              ------   ------
Subtotal....................................................   3,154    1,543
                                                              ------   ------
Earnings before interest, depreciation and amortization.....  $6,543   $2,801
Units in service at year end................................   1,777      841

     Rental Operations -- Other Communities. "Other communities" are those not considered "same store communities" or "development communities". These include communities bought or sold in part or in whole in 1996 or 1997. At December 31, 1997, these communities included 6,593 units. The performance of the other communities for 1997 and 1996 is summarized in the following table (dollars in thousands; see footnotes above):

                                                               1997      1996
                                                              -------   -------
Rental income...............................................  $35,671   $13,898
Operating expenses(1).......................................    8,937     3,766
Taxes and insurance expense.................................    5,536     1,915
                                                              -------   -------
Subtotal....................................................   14,473     5,681
                                                              -------   -------
Earnings before interest, depreciation and amortization.....  $21,198   $ 8,217

Units.......................................................    6,593     2,939

     Interest, Dividend and Other Income. Interest, dividend and other income decreased to $7.7 million in 1997 from $11.6 million in 1996 and $11.4 million in 1995 as the Company liquidated its holdings of cash and marketable securities and invested the proceeds in apartments. At December 31, 1997, cash and marketable securities totaled $2.5 million as compared to $56.6 million at December 31, 1996 and $92.3 million at

December 31, 1995. Interest, dividend and other income are summarized in the following table (dollars in thousands):

                                                               1997     1996      1995
                                                              ------   -------   -------
Interest income.............................................  $1,878   $ 2,276   $ 5,514
Dividend income.............................................     725     3,178     1,394
Other income................................................   5,086     6,177     4,476
                                                              ------   -------   -------
Total.......................................................  $7,689   $11,631   $11,384

     Interest Expense. Interest expense net of capitalized interest totaled $25.9 million in 1997, up from $22.5 million in 1996 and $15.6 million in 1995. Average debt outstanding rose to $457.1 million in 1997 from $373.0 million in 1996 and $264.6 million in 1995. During 1997, the Company issued $100.0 million of senior unsecured notes in July and October, assumed $43.0 million of mortgage debt in connection with the acquisition of four apartment communities and borrowed a net of $67.8 million under the Company's line of credit. The weighted average interest rate charged on all the Company's debt was 7.0% in 1997, 7.1% in 1996 and 6.9% in 1995. During 1997, $5.3 million of interest related to the Company's development projects was capitalized, up from $3.2 million in 1996 and $1.1 million in 1995, due to the higher level of development.

     General and Administrative Expenses. General and administrative expenses for 1997 totaled $4.7 million, representing 2.2% of rental revenues. For 1996, general and administrative expenses averaged 1.6% of rental revenues and for 1995 averaged 1.7% of rental revenues. General and administrative expenses increased in 1997 primarily as a result of higher headcount and their associated costs. In 1997, the Company added positions in the areas of property management, acquisitions, development, accounting, and administration in order to provide better service to its residents and to compete more effectively in a rapidly evolving industry. The Company expects that its overhead expense measured as a percentage of revenues will remain in the range of 2.0% to 2.5% of rents.

     Gains on Sales of Assets. Net gains recognized on the sale of assets totaled $1.5 million in 1997, $4.2 million in 1996, and $1.8 million for 1995. Gains in 1997 consisted of $1.0 million from the sale of securities and $0.5 million in gains from the sale of real estate. In 1997, the Company sold Saw Mill Village, a 340-unit apartment community located in Columbus, Ohio recognizing a $0.5 million gain. In 1996, the Company sold Hunters Chase, a 244-unit apartment community located in Cleveland, Ohio, recognizing a $1.5 million gain. Saw Mill Village and Hunters Chase were acquired in 1994 as part of a twelve property portfolio transaction, but the Ohio locations of these two communities did not fit the Company's strategy of building a Southern franchise.

     Net Income. Net income totaled $65.5 million in 1997, $64.0 million in 1996 and $53.5 million in 1995. Net income available for common shareholders totaled $42.2 million in 1997, $44.2 million in 1996 and $35.4 million in 1995. The increases in net income for 1997 when compared to 1996 and 1995 arose principally from substantially increased operating income from apartments due to the growth of the Company's apartment holdings, higher same store net operating income and higher leverage. Net income available for common shareholders and net income per common share decreased in 1997 primarily due to a reduction in net realized gains. Net income per common share was $1.10 in 1997, $1.23 in 1996, and $1.06 in 1995.

     Dividends to preferred shareholders. Preferred dividends are summarized in the following table (dollars in thousands):

                                                           Issue
                                                            date      1997      1996      1995
                                                          --------   -------   -------   -------
Series A Preferred share dividends......................   6/23/93   $   404   $   891   $ 1,425
Series B Preferred share dividends......................  10/31/94     8,820     8,820     8,820
Series C Preferred share dividends......................    3/8/95     9,889     9,890     7,884
Series D Preferred share dividends......................   12/5/96     4,144       242        --
                                                                     -------   -------   -------
  Total preferred dividends.............................             $23,257   $19,843   $18,129

     The increase in preferred dividends arose from the issue in December 1996 of 1.0 million shares of Series D Preferred Stock. Shareholders of the Company's Series A Preferred Stock have converted 4.4 million of the 4.6 million Series A shares originally issued in June 1993 into 5.9 million shares of the Company's common stock as the common dividend was raised above the equivalent preferred dividend.

     Funds From Operations. Funds from operations rose 8.8% to $102.4 million in 1997 as compared to $94.0 million in 1996 and $79.4 million in 1995. Funds from operations available to common shares rose 11.8% to $83.3 million in 1997 compared to $74.4 million in 1996 and $61.2 million in 1995. These increases were principally due to higher same store net operating income, higher rental operating income resulting from the growth of the Company's apartment holdings and higher leverage. On a fully diluted per share basis, funds from operations increased 4.0% to $2.10 in 1997 from $2.02 in 1996 and $1.84 in 1995. Other income from securities totaled $5.0 million, or $.10 per share, for 1997 versus $6.0 million, or $.13 per share, for 1996 and $4.3 million, or $.10 per share for 1995. "Core FFO", those earnings produced exclusively by non cash management activities, rose 5.8% to $2.00 per share from $1.89 in 1996 and $1.74 in 1995.

     The following is a reconciliation of net income to funds from operations (data in thousands, except per share data):

                                                                1997      1996      1995
                                                              --------   -------   -------
Net income..................................................  $ 65,503   $64,006   $53,537
Less preferred dividends paid...............................    23,257    19,843    18,129
                                                              --------   -------   -------
Net income available for common shares......................    42,246    44,163    35,408
Add depreciation of real estate owned.......................    42,464    34,490    26,265
Less net realized gains.....................................     1,456     4,207     1,813
Plus non-recurring expenses.................................        --        --     1,370
                                                              --------   -------   -------
Funds from operations available to common shares............    83,254    74,446    61,230
Add convertible preferred dividends.........................    19,113    19,601    18,129
                                                              --------   -------   -------
Funds from operations -- fully diluted......................  $102,367   $94,047   $79,359
                                                              ========   =======   =======
Weighted average common shares outstanding --
  Basic.....................................................    38,461    35,919    33,368
  Fully diluted(1)..........................................    48,747    46,577    43,112
Funds from operations per share --
  Basic.....................................................  $   2.16   $  2.07   $  1.84
  Fully diluted(1)..........................................      2.10      2.02      1.84
  Other income from securities (diluted)....................       .10       .13       .10
  Core funds from operations (diluted)......................      2.00      1.89      1.74

---------------

(1) Assumes conversion of all convertible preferred shares.

     The Company believes that funds from operations is an important measure of its operating performance. Funds from operations does not represent cash flows from operations as defined by generally accepted accounting principles, GAAP, and should not be considered as an alternative to net income or as an indicator of the Company's operating performance, or as a measure of the Company's liquidity. Based on published recommendations of a task force of the National Association of Real Estate Investment Trusts, the Company defines funds from operations as net income computed in accordance with GAAP, excluding non-recurring costs and net realized gains (other than gains included in other income as cash management income), plus depreciation of real property. This revised definition eliminates from funds from operations any amortization of debt costs and any non-real estate depreciation. Revision of the definition reduced the Company's funds from operations by $1.1 million, $0.9 and $0.7 million in 1997, 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Financial Structure. The Company's senior notes and its preferred stock are rated investment grade by Standard & Poor's Corporation (BBB+/BBB), Moody's Investors Services, Inc. (Baa2/Baa3), and Duff & Phelps Credit Rating Co. (BBB+/BBB). At December 31, 1997, total debt equaled 43% of total capitalization at cost, and 34% of total capitalization with equity valued at market. At that date, the Company's financial structure was as follows (dollars in thousands):

                                                                                 Equity at
                                                                         % of      Market     % of
                                                             Book(1)     Total     Value      Total
                                                            ----------   -----   ----------   -----
Advances under line of credit.............................  $   67,800      5%
Mortgage loans............................................      70,282      5
6.625% senior unsecured notes, 1999.......................      40,000      3
6.625% senior unsecured notes, 2000.......................      40,000      3
6.625% senior unsecured notes, 2001.......................      40,000      3
7.250% senior unsecured notes, 2002.......................      40,000      3
6.875% senior unsecured notes, 2003.......................      40,000      3
6.875% senior unsecured notes, 2004.......................      40,000      3
7.250% senior unsecured notes, 2005.......................     120,000      7
6.690% senior unsecured notes, 2006.......................      50,000      4
6.900% senior unsecured notes, 2007.......................      50,000      4
                                                            ----------    ---    ----------    ---
Total debt................................................     598,082     43    $  598,082     34%
Series D preferred equity.................................      50,000      4        50,000      3
Common and convertible preferred equity(2)................     747,332     53     1,130,140     63
                                                            ----------    ---    ----------    ---
Total equity..............................................     797,332     57     1,180,140     66
Total capitalization......................................  $1,395,414    100%   $1,778,222    100%
                                                            ==========    ===    ==========    ===

---------------

(1) Represents principal amount of debt, face amount of preferred stock and book value of common stock.
(2) Assumes conversion of all outstanding convertible preferred stock into common stock.

     At December 31, 1997, the Company had $67.8 million borrowings outstanding under its $200.0 million line of credit. Borrowings under the line bear interest at 0.60% above the thirty day London Interbank Offered Rates. At December 31, 1997, the Company's loan agreements and the covenants under its senior unsecured notes would have allowed it to borrow $220.3 million on an unsecured basis.

     It generally is not the practice of the Company to finance its acquisitions using mortgage debt, though at times the Company finds it advantageous to assume such debt in order to successfully negotiate and close property acquisitions. At December 31, 1997, the Company had seven mortgage loans outstanding, which were assumed in connection with the purchase of the Mariner Club, Estate on Quarry Lake, Plantations at Killearn, Richmond Townhomes, Trails at Briar Forest, Parc Royale, and La Tour Fontaine communities.

     Liquidity. Merry Land expects to meet its short-term liquidity requirements with cash provided by operating activities and by borrowing under its line of credit. The Company's primary short-term liquidity needs are operating expenses, apartment acquisitions and development and capital improvements. The Company has essentially completed the liquidation of its holdings of marketable securities which were acquired as temporary investments pending the acquisition or development of additional apartment communities.

     The Company expects to meet its long-term liquidity requirements, including scheduled debt maturities and permanent financing for property acquisitions and development, from a variety of sources, including operating cash flow, additional borrowings and the issuance and sale of debt and equity securities in the public and private markets.

     The following table summarizes the Company's estimated capital requirements resulting from its development commitments as of December 31, 1997, pro forma for the sale of the Series E Preferred Stock on February 13, 1998. Not included in this table are additional acquisitions and developments, including the Trammell Crow Residential Portfolio, debt repayments or the additional sale of debt or equity securities (dollars in thousands):

Estimated capital requirements:
Development costs through 12/31/99..........................  $ 222,415
Less development costs paid through 12/31/97................   (124,414)
                                                              ---------
Development costs through 1999..............................     98,001
Acquisition of communities under development................     70,500
                                                              ---------
          Total future development commitments..............    168,501
Estimated capital sources:
Cash on hand at 12/31/97, pro forma.........................     29,420(1)
Funds available under line of credit at 12/31/97, pro
  forma.....................................................    200,000(2)
                                                              ---------
          Total capital sources.............................    229,420
Excess of capital sources over capital requirements.........  $  60,919
                                                              =========

---------------

(1) Represents cash on hand at 12/31/97 of $570, plus net proceeds of $96,650 from the sale of Series E Preferred Stock, less the balance of $67,800 repaid under the Company's line of credit at 12/31/97.
(2) See footnote (1).

     Cash Flows. The following table summarizes cash flows for 1997, 1996, and 1995 including the availability of marketable securities (dollars in thousands):

                                                             Sources and Uses of Cash
                                                      ---------------------------------------
                                                        1997           1996           1995
                                                      ---------      ---------      ---------
Operating activities................................  $ 110,925      $  91,666      $  82,224
Sales of Merry Land common and preferred stock......     17,212        118,512        118,895
Net borrowings......................................    210,536         27,546        148,234
Sale of real property...............................     21,710             --             --
Other sources.......................................      7,254         15,731          9,738
                                                      ---------      ---------      ---------
Total sources of cash...............................    367,637        253,455        359,091
Acquisitions of and improvements to properties......   (277,419)      (152,177)      (213,521)
Development of properties...........................    (58,711)       (63,081)       (12,813)
Dividends paid......................................    (83,297)       (73,729)       (64,868)
Other uses..........................................     (2,269)          (178)        (4,021)
                                                      ---------      ---------      ---------
Total uses..........................................   (421,696)      (289,165)      (295,223)
                                                      ---------      ---------      ---------
Increase (decrease) in cash, cash equivalents and
  marketable securities.............................  $ (54,059)     $ (35,710)     $  63,868

     Cash, cash equivalents and marketable securities decreased by $54.1 million in 1997 as the Company invested funds raised in equity offerings in 1996 in apartments. With the expansion of the Company's apartment holdings, operating cash flow has grown to $110.9 million in 1997 from $91.7 million in 1996 and $82.2 million in 1995. During 1997 net borrowings provided $210.5 million in funds. In July and October the Company issued a total of $100.0 million of senior unsecured notes; drawings under the Company's line of credit totaled $67.8 million at December 31, 1997; and $43.0 million of mortgage debt was assumed in connection with the purchase of four apartment communities. $16.3 million was reinvested by shareholders under the Company's Dividend Reinvestment and Stock Purchase Plans.

     The primary use of cash has been apartment acquisitions, development and improvements and dividends. Dividends paid in 1997 increased from the same periods in 1996 and 1995 due to an increase in the average amount of common and preferred stock outstanding, and in the case of the Company's Common Stock, an increase in the dividends per share to $1.56 from $1.48 in 1996 and $1.40 in 1995.

     Capital Expenditures. The Company capitalizes the direct and indirect cost of expenditures for the acquisition or development of apartments and for replacements and improvements. Replacements are non-revenue producing capital expenditures which recur on a regular basis, but which have estimated useful lives of more than one year, such as carpet, vinyl flooring and exterior repainting. Improvements are expenditures which significantly increase the revenue producing capability or which significantly reduce the cost of operating assets. At newly acquired communities, the Company often finds it necessary to upgrade the physical appearance of the properties and to complete maintenance and repair work which had been deferred by prior owners. These activities often result in heavier capital expenditures in the early years of Company ownership, and some of these expenditures which would be considered replacements at stabilized communities (as defined below) are classified as improvements at newly acquired properties. In addition to the direct costs of construction, interest, real estate taxes and other carrying costs incurred during the development period of apartments under construction are capitalized and, upon completion of the project, depreciated over the lives of the project.

     The following table summarizes capital expenditures for 1997, 1996 and 1995 (dollars in thousands, except per unit data):

                                                                1997       1996       1995
                                                              --------   --------   --------
Apartment communities:
  Acquisitions..............................................  $260,213   $139,066   $198,339
  Development projects:
     Development costs......................................    53,453     59,917     11,749
     Capitalized interest...................................     5,258      3,164      1,064
  Replacements for stabilized communities(1)................     8,250      5,250      3,178
  Improvements(2)...........................................     6,928      6,979     11,103
Commercial properties.......................................       175        462        373
Corporate level expenditures................................     1,853        419        528
                                                              --------   --------   --------
                                                              $336,130   $215,257   $226,334
                                                              ========   ========   ========
Per Unit:
  Replacements for stabilized communities(1)................  $    390   $    285   $    233
  Improvements(2)...........................................  $    235   $    278   $    498

---------------

(1) Stabilized communities are those properties which have been owned for at least two full calendar years. In 1997, 21,156 units were stabilized as compared to 18,410 units in 1996 and 13,665 units in 1995.
(2) Improvements include expenditures for all properties owned during the period, including replacements at newly acquired communities.

     Inflation. Substantially all of the Company's leases are for terms of one year or less, which should enable the Company to replace existing leases with new leases at higher rentals in times of rising prices. The Company believes that this would offset the effect of cost increases stemming from inflation.

     Forward Looking Statements. This filing includes statements that are "forward looking statements" regarding expectations with respect to market conditions, development projects, acquisitions, occupancy rates, capital requirements, sources of funds, expense levels, operating performance and other matters. These assumptions and statements are subject to various factors, unknown risks and uncertainties, including general economic conditions, local market factors, delays and cost overruns in construction, completion and rent up of development communities, performance of consultants or other third parties, environmental concerns, and interest rates, any of which may cause actual results to differ from the Company's current expectations.

                                    BUSINESS

HISTORY

     Merry Land conducted its initial public stock offering in 1981 after having been spun off earlier that year from Merry Companies, Inc., one of the Nation's largest brick manufacturers, in connection with the latter's acquisition by an Australian company. Merry Land had been incorporated in 1966 and had remained a passive asset holding subsidiary of Merry Companies, Inc. until the 1981 spin-off, when active operations began. At that time, the Company's major asset was 4,700 acres of clay land, most of which it still owns and from which it continues to receive clay and sand royalties. The Company bought its first apartments in 1982 and has been actively involved in the acquisition and management of apartments since that date. The Company is a Georgia corporation. It has its principal office at 624 Ellis Street, Augusta, Georgia 30901 and its telephone number is (706) 722-6756.

ORGANIZATION

     Merry Land is an operating company which maintains a centralized and functionally organized management structure, conducting all its corporate level activities (including accounting, finance, general property management and acquisitions and development) from its offices in Augusta. The Company does not provide any services to third parties.

     The Company manages its properties under the trade name "Merry Land Apartment Communities" and in 1998 has begun to identify each of its communities with the trade name "Merritt" followed by the community's specific name in order to further establish brand identity.

     Each apartment community functions as an individual business unit according to well developed policies and procedures. Each community is operated by an onsite Property Manager and staff who are extensively trained by the Company in sales, management, accounting, maintenance and other disciplines. Property Managers report to 14 Regional Property Managers who report to four Area Property Managers. Regional Property Managers are located in Raleigh, Charlotte
(2), Atlanta (2), Charleston, Jacksonville, Orlando, Tampa, Ft. Lauderdale, Dallas (2), Houston and Austin. Area Property Managers are located in Charlotte, Atlanta, Orlando, and Dallas and are supported by training, marketing and maintenance specialists.

     At December 31, 1997, the Company had a total of 905 employees. Of this number 820 work at its apartment communities, 48 are employed in accounting, administrative and general management, 25 in corporate level property management and 12 in acquisitions and development. A significant portion of the compensation of on site personnel is tied to achievement of community cash flow targets. All employees have the opportunity to become shareholders through the Company's Employee Stock Ownership Plan. Management level personnel participate in the Company's stock option and stock purchase plans, further aligning their interests with those of the Company's shareholders.

COMMUNITIES

     The Company owns high quality apartment communities, substantially all of which command rental rates in the upper range of their markets. They are generally newer "garden apartments", in wood frame two- and three-story buildings without elevators, with individually metered electric and gas service and individual heating and cooling systems. In 1997, the Company acquired two "mid-rise" communities containing 333 units located in urban areas of Houston, Texas. The Company's apartments are 48% one bedroom units, 46% two bedroom units and 6% three bedroom units. The units average 909 square feet in area, seven years of age, and are well equipped with modern appliances and other conveniences. The communities are generally heavily landscaped and offer extensive amenities. Most include swimming pools, tennis courts, club rooms, exercise facilities and hot tubs. Some of the Company's communities also offer racquetball courts, saunas, alarm systems and other features, including enclosed garages.

RESIDENTS

     Residents at the Company's apartments typically earn middle and upper middle levels of incomes. They include young professionals, white collar workers, medical personnel, teachers, members of the military, single parents, single adults and young families. These residents are generally "renters by choice" -- who have the means to own homes but choose to live in apartment communities because of their current employment, family or other personal circumstances. The Company believes that demand for its apartments is primarily dependent on the general economic strength of each market's economy and its level of job creation and household formation, and to a lesser extent to prevailing interest rate levels for home mortgage loans. There is a steady turnover of leases at the Company's communities, allowing rents to be adjusted upward as demand allows. Leases are generally for terms of from six to twelve months. About two-thirds of the Company's units turn over each year, a rate the Company believes is typical for higher end apartment communities.

MARKETS

     Merry Land's apartment communities are located in 27 metropolitan areas, each with a population in excess of 250,000 and, as of December 31, 1997, none containing more than 14% of the Company's portfolio. The Company believes that this diversification reduces the volatility of its aggregate rental occupancy and rental income. The Company also believes that specializing in high-end Southern apartment communities will allow it to establish a recognized franchise in its market area and will allow it to achieve economies in marketing and operating its communities.

     The Company believes that a generally favorable long term relationship between aggregate supply and demand exists for apartment rentals in its Southern markets. The Company's nine state market area has experienced growth in households, a key determinant of apartment demand, in excess of national averages during the 1980s and 1990s. Demographic data for the Company's markets indicate that from 1990 to 1997 total households in these markets increased 13.0% versus an increase of 7.4% nationally. Data also indicates that in the next five years, total households in these markets will increase 8.4% versus an increase of 4.5% nationally.

     Apartment starts in the nine states which the Company considers to be its current market area have risen in recent years from 50,000 in 1992 to 124,000 in 1996. In 1997, this increased supply led to softness in certain markets, but the Company believes supply and demand, in the South as a whole, are in equilibrium. The Company's overall occupancy at communities it held for all of 1996 and 1997 averaged 94.8% for 1997 versus 93.7% for 1996.

APARTMENTS

     The following table describes the Company's apartment communities at December 31, 1997.

                                                                                                       Average      Average
                                                     Date       Date                   Cost(1)          Cost       Unit Size
              Name                    Location       Built    Acquired    Units    (In Thousands)    Per Unit(1)   (Sq. Ft.)
              ----                    --------      -------   --------   -------   ---------------   -----------   ---------
ALABAMA
Shoal Run........................  Birmingham          1986      1996        276     $   11,528        $41,766         903
FLORIDA
Indigo Plantation................  Daytona             1989      1994        304         11,615         38,208         882
Waterford Village................  Delray Beach        1989      1994        236         13,708         58,083         910
Country Club Place...............  Ft. Lauderdale      1987      1996        152          9,120         59,998       1,100

Madison at Coral Square..........  Ft. Lauderdale      1989      1995        384         26,479         68,957       1,192
Mariner Club.....................  Ft. Lauderdale      1988      1996        304         18,483         60,798         931
Welleby Lake Club................  Ft. Lauderdale      1991      1993        304         18,433         60,634       1,061
                                                                         -------     ----------        -------       -----
                                                                           1,144         72,515         63,387       1,076
Beach Club.......................  Ft. Myers           1990      1995        320         12,421         38,817         872
Colony Place.....................  Ft. Myers           1991      1993        300         18,469         61,565       1,136
Polos............................  Ft. Myers           1991      1993        328         15,413         46,990         955
Viridian Lake....................  Ft. Myers           1991      1992        320         12,889         40,277         863
                                                                         -------     ----------        -------       -----
                                                                           1,268         59,192         46,681         953
Bermuda Cove.....................  Jacksonville        1989      1994        350         15,976         45,644         912
Claire Point.....................  Jacksonville        1986      1993        256         13,839         54,059       1,010
Deerbrook........................  Jacksonville        1983      1993        144          7,142         49,595       1,293
Princeton Square.................  Jacksonville        1984      1992        288          8,561         29,724         738
Royal Oaks.......................  Jacksonville        1991      1993        284         12,406         43,682         816
Spicewood Springs................  Jacksonville        1986      1992        512         16,946         33,097         759
Timberwalk.......................  Jacksonville        1987      1993        284         12,836         45,196         851
Waterford........................  Jacksonville        1988      1993        432         19,380         44,861       1,066
                                                                         -------     ----------        -------       -----
                                                                           2,550        107,086         41,995         902
Cypress Cove.....................  Melbourne           1990      1993        326         16,246         49,833       1,027
Lakeridge at Moors...............  Miami               1991      1993        175         12,109         69,194         970
Auvers Village...................  Orlando             1991      1993        480         22,890         47,688       1,021
Bishop Park......................  Orlando             1991      1993        324         17,126         52,859         903
Conway Station...................  Orlando             1987      1993        242         11,417         47,176         787
Copper Terrace...................  Orlando             1989      1992        300         12,182         40,608         902
Lexington Park...................  Orlando             1988      1993        252         11,380         45,159         799
Mission Bay......................  Orlando             1991      1993        304         17,343         57,050       1,087
Polos East.......................  Orlando             1991      1997        308         16,491         53,543         877
Valencia Plantation..............  Orlando             1990      1996        194         10,197         52,564         899
                                                                         -------     ----------        -------       -----
                                                                           2,404        119,026         49,512         930
Augustine Club...................  Tallahassee         1988      1993        222          8,468         38,144         900
Plantations at Killearn..........  Tallahassee         1990      1996        184          7,685         41,767         849
                                                                         -------     ----------        -------       -----
                                                                             406         16,153         39,786         877
Audubon Village..................  Tampa               1990      1993        447         20,374         45,580         849
Essex Place......................  Tampa               1989      1996        148          5,358         36,204         834
Falls............................  Tampa               1985      1993        240          8,590         35,794         655
Lofton Place.....................  Tampa               1988      1993        280         15,180         54,215         953
Promenade........................  Tampa               1994      1994        334         21,081         63,117         978
                                                                         -------     ----------        -------       -----
                                                                           1,449         70,583         48,712         865

                                    Average December Rent(2)       Average
                                   ---------------------------    Occupancy
                                    Per Month     Per Sq. Ft.        (3)
                                   -----------   -------------   -----------
              Name                 1996   1997   1996    1997    1996   1997
              ----                 ----   ----   -----   -----   ----   ----
ALABAMA
Shoal Run........................  $582   $571   $0.64   $0.63    85%    92%
FLORIDA
Indigo Plantation................   573    586    0.65    0.66    88     95
Waterford Village................   756    809    0.83    0.89    92     98
Country Club Place...............   838    849    0.76    0.77    94     95

Madison at Coral Square..........   864    883    0.72    0.74    88     93
Mariner Club.....................   875    836    0.94    0.90    92     93
Welleby Lake Club................   798    790    0.75    0.74    91     94
                                   ----   ----   -----   -----   ---    ---
                                    846    841    0.79    0.78    91     94
Beach Club.......................   600    617    0.69    0.71    92     96
Colony Place.....................   753    748    0.66    0.66    95     97
Polos............................   650    673    0.68    0.70    94     96
Viridian Lake....................   647    663    0.75    0.77    92     96
                                   ----   ----   -----   -----   ---    ---
                                    661    674    0.70    0.71    93     96
Bermuda Cove.....................   668    683    0.73    0.75    96     96
Claire Point.....................   693    850    0.69    0.84    97     95
Deerbrook........................   739    750    0.57    0.58    94     94
Princeton Square.................   520    542    0.70    0.73    95     94
Royal Oaks.......................   613    617    0.75    0.76    96     94
Spicewood Springs................   527    547    0.69    0.72    95     94
Timberwalk.......................   592    624    0.70    0.73    98     97
Waterford........................   671    682    0.63    0.64    95     95
                                   ----   ----   -----   -----   ---    ---
                                    615    646    0.69    0.72    96     95
Cypress Cove.....................   678    683    0.66    0.67    91     97
Lakeridge at Moors...............   844    850    0.87    0.88    95     97
Auvers Village...................   675    713    0.66    0.70    97     97
Bishop Park......................   637    659    0.71    0.73    94     96
Conway Station...................   594    622    0.75    0.79    97     98
Copper Terrace...................   665    687    0.74    0.76    94     96
Lexington Park...................   601    613    0.75    0.77    89     94
Mission Bay......................   763    776    0.70    0.71    91     96
Polos East.......................    (4)   694      (4)   0.79    (4)    94
Valencia Plantation..............   684    711    0.76    0.79    96     97
                                   ----   ----   -----   -----   ---    ---
                                    663    688    0.72    0.75    94     96
Augustine Club...................   633    626    0.70    0.70    86     93
Plantations at Killearn..........   628    623    0.74    0.73    94     93
                                   ----   ----   -----   -----   ---    ---
                                    631    625    0.72    0.71    90     93
Audubon Village..................   632    655    0.74    0.77    95     98
Essex Place......................   626    658    0.75    0.79    97     99
Falls............................   519    521    0.79    0.80    94     96
Lofton Place.....................   668    689    0.70    0.72    94     98
Promenade........................   764    786    0.78    0.80    95     99
                                   ----   ----   -----   -----   ---    ---
                                    650    670    0.75    0.77    95     98


                                                                                                     Average      Average
                                                   Date       Date                   Cost(1)          Cost       Unit Size
             Name                   Location       Built    Acquired    Units    (In Thousands)    Per Unit(1)   (Sq. Ft.)
             ----                   --------      -------   --------   -------   ---------------   -----------   ---------
GEORGIA
Belmont Crossing...............  Atlanta             1988      1993        316     $   13,535        $42,834       1,023
Belmont Landing................  Atlanta             1988      1993        424         16,734         39,468         911
Champion's Park................  Atlanta             1987      1994        252         11,861         47,069         806
Chatelaine Park................  Atlanta             1995      1997        303         23,709         78,247       1,105
Gwinnett Crossing..............  Atlanta          1990/89   1992/95        574         20,905         36,420         874
Harvest Grove..................  Atlanta             1986      1992        376         11,580         30,799         927
Lexington Glen.................  Atlanta             1990      1993        480         31,810         66,271       1,095
Madison at River Sound.........  Atlanta             1996      1996        586         41,984         71.645         834
Shadowlake.....................  Atlanta             1989      1994        228          9.987         43,803       1,018
Sweetwater Glen................  Atlanta             1986      1992        200          6,440         32,202         802
Willow Trail...................  Atlanta             1985      1993        224          7,915         35,335         860
Windridge......................  Atlanta             1982      1994        272         12,185         44,798         845
                                                                       -------     ----------        -------       -----
                                                                         4,235        208,645         49,267         927
Downtown.......................  Augusta               (5)       (5)        75          3,454         46,055         974
Woodcrest......................  Augusta             1982      1982        248          8,699         35,077         875
Woodknoll......................  Augusta             1975      1982         52          1,554         35,077         900
Other..........................  Augusta             1984      1984          1             72         72,131       1,300
                                                                       -------     ----------        -------       -----
                                                                           376         13,779         36,593         856
Greentree......................  Savannah            1983      1986        194          7,392         38,102         852
Hammocks at Long Point.........  Savannah            1997      1997        284         21,385         75,300       1,049
Huntington.....................  Savannah            1986      1992        147          5,335         36,291         812
Magnolia Villa.................  Savannah            1986      1986        144          5,709         39,648       1,119
Marsh Cove.....................  Savannah            1983      1986        188          8,104         43,105       1,053
West Wind Landing..............  Savannah            1985      1993        192          7,262         37,822       1,124
                                                                       -------     ----------        -------       -----
                                                                         1,149         55,187         48,030         994
MARYLAND
Clarys Crossing................  Baltimore           1984      1994        198         12,138         61,031         938
NORTH CAROLINA
Berkshire Place................  Charlotte           1982      1990        240          9,024         37,599         882
English Hills..................  Charlotte           1984      1994        280         10,541         37,648         688
Hunt Club......................  Charlotte           1990      1992        300         10,901         36,335         891
Kimmerly Glen..................  Charlotte           1986      1995        260          9,638         37,070         750
Lake Point.....................  Charlotte           1984      1989        296         10,739         36,280         918
The Oaks.......................  Charlotte           1996      1997        318         20,413         64,192         883
The Point......................  Charlotte           1996      1997        340         21,529         63,319         884
Regency........................  Charlotte           1986      1996        178         11,461         64,388         925
Steeplechase...................  Charlotte           1986      1994        247          9,304         37,668         724
                                                                       -------     ----------        -------       -----
                                                                         2,459        113,550         46,177         823
Adams Farm.....................  Greensboro          1987      1994        500         28,546         57,092       1,005
Chatham Wood...................  High Point          1986      1990        208          7,426         35,702         811
Duraleigh Woods................  Raleigh             1987      1994        362         18,553         51,251         784
Misty Woods....................  Raleigh             1984      1991        360         11,615         32,264         766
Sailboat Bay...................  Raleigh             1986      1993        192          6,391         33,286         641
Sommerset Place................  Raleigh             1983      1990        144          5,601         38,894         780
Timber Hollow..................  Chapel Hill         1986      1991        198          6,649         33,582         735
                                                                       -------     ----------        -------       -----
                                                                         1,256         48,809         38,861         751
SOUTH CAROLINA
Quarterdeck....................  Charleston          1986      1989        230          9,681         42,093         810
Summit Place...................  Charleston          1985      1985        226          8,346         36,929         892
Waters Edge....................  Charleston          1985      1988        200          7,939         39,693         911
Windsor Place..................  Charleston          1984      1989        224          8,192         36,570         953
                                                                       -------     ----------        -------       -----
                                                                           880         34,158         38,816         890
Hollows........................  Columbia            1987      1991        212          6,540         30,847         762
Haywood Pointe.................  Greenville          1985      1991        216          7,070         32,732         848

                                   Average December Rent(2)        Average
                                 -----------------------------    Occupancy
                                   Per Month      Per Sq. Ft.        (3)
                                 -------------   -------------   -----------
             Name                1996    1997    1996    1997    1996   1997
             ----                ----   ------   -----   -----   ----   ----
GEORGIA
Belmont Crossing...............  $643     $668   $0.63   $0.65    96%    95%
Belmont Landing................   611      646    0.67    0.71    97     94
Champion's Park................   644      682    0.80    0.85    97     96
Chatelaine Park................    (4)     866      (4)   0.78    (4)    92
Gwinnett Crossing..............   623      639    0.71    0.73    96     94
Harvest Grove..................   593      605    0.64    0.65    95     94
Lexington Glen.................   853      866    0.78    0.79    93     94
Madison at River Sound.........   793      855    0.95    1.03    63     63
Shadowlake.....................   652      658    0.64    0.65    96     94
Sweetwater Glen................   579      616    0.72    0.77    97     96
Willow Trail...................   587      603    0.68    0.70    97     95
Windridge......................   629      644    0.74    0.76    95     91
                                 ----   ------   -----   -----   ---    ---
                                  657      712    0.71    0.77    96     91
Downtown.......................   478      487    0.49    0.50    86     91
Woodcrest......................   519      525    0.59    0.60    75     78
Woodknoll......................   477      492    0.53    0.55    95     96
Other..........................   675      675    0.52    0.52   100    100
                                 ----   ------   -----   -----   ---    ---
                                  447      513    0.52    0.57    76     83
Greentree......................   569      594    0.67    0.70    95     92
Hammocks at Long Point.........    (4)     776      (4)   0.74    (4)    77
Huntington.....................   606      616    0.75    0.76    97     77
Magnolia Villa.................   603      621    0.54    0.55    96     94
Marsh Cove.....................   644      658    0.61    0.62    96     90
West Wind Landing..............   660      684    0.59    0.61    99     96
                                 ----   ------   -----   -----   ---    ---
                                  617      671    0.63    0.67    96     98
MARYLAND
Clarys Crossing................   805      842    0.86    0.90    95     95
NORTH CAROLINA
Berkshire Place................   615      630    0.70    0.71    95     96
English Hills..................   559      556    0.81    0.81    93     95
Hunt Club......................   665      672    0.75    0.75    95     95
Kimmerly Glen..................   549      567    0.73    0.76    94     95
Lake Point.....................   597      607    0.65    0.66    94     91
The Oaks.......................    (4)     756      (4)   0.86    (4)    93
The Point......................    (4)     743      (4)   0.84    (4)    95
Regency........................   771      751    0.92    0.81    94     91
Steeplechase...................   558      565    0.77    0.78    96     95
                                 ----   ------   -----   -----   ---    ---
                                  610      651    0.75    0.78    94     95
Adams Farm.....................   690      727    0.69    0.72    93     80
Chatham Wood...................   531      557    0.65    0.69    97     95
Duraleigh Woods................   644      658    0.82    0.84    93     92
Misty Woods....................   587      611    0.77    0.80    97     95
Sailboat Bay...................   547      568    0.85    0.89    95     95
Sommerset Place................   626      640    0.80    0.82    96     97
Timber Hollow..................   653      676    0.89    0.92    96     98
                                 ----   ------   -----   -----   ---    ---
                                  605      632    0.81    0.84    95     95
SOUTH CAROLINA
Quarterdeck....................   589      616    0.73    0.76   100     99
Summit Place...................   460      480    0.52    0.54    87     93
Waters Edge....................   547      570    0.60    0.63    93     97
Windsor Place..................   540      551    0.57    0.58    88     98
                                 ----   ------   -----   -----   ---    ---
                                  534      554    0.60    0.62    92     97
Hollows........................   516      528    0.68    0.69    95     94
Haywood Pointe.................   560      565    0.66    0.67    98     94


                                                                                                     Average      Average
                                                   Date       Date                   Cost(1)          Cost       Unit Size
             Name                   Location       Built    Acquired    Units    (In Thousands)    Per Unit(1)   (Sq. Ft.)
             ----                   --------      -------   --------   -------   ---------------   -----------   ---------
TENNESSEE
The Landings...................  Memphis             1986      1994        292     $   11,831        $40,517         786
Cherry Creek...................  Nashville        1996/86      1994        407         24,247         59,575         902
Waterford Place................  Nashville           1994      1996        180         11,254         62,524       1,027
                                                                       -------     ----------        -------       -----
                                                                           587         35,501         60,479         940
TEXAS
Estate at Quarry Lake..........  Austin              1995      1996        302         18,286         60,509         894
Madison at the Arboretum.......  Austin              1995      1996        161         10,467         65,015         937
Madison at Stone Creek.........  Austin              1995      1995        390         23,905         61,294         862
Sedona Springs.................  Austin              1995      1996        396         27,714         69,985         950
                                                                       -------     ----------        -------       -----
                                                                         1,249         80,372         64,439         907
Madison at Cedar Springs.......  Dallas              1995      1995        380         24,423         64,271         898
Madison at Chase Oaks..........  Dallas              1995      1995        470         29,608         62,995         895
Madison on Melrose.............  Dallas              1995      1995        200         14,086         70,430         947
Madison on the Parkway.........  Dallas              1995      1995        376         24,981         66,439         904
Madison at Round Grove.........  Dallas              1995      1995        404         25,213         62,407         933
Riverhill......................  Dallas              1996      1997        334         21,877         65,501         890
Coventry at Cityview...........  Ft. Worth           1996      1997        360         22,278         61,882         978
Hidden Lakes...................  Ft. Worth           1996      1997        312         20,141         64,553         928
Wimberly.......................  Ft. Worth           1996      1997        372         26,689         71,746         921
                                                                       -------     ----------        -------       -----
                                                                         3,208        209,296         65,242         919
La Tour Fontaine...............  Houston             1994      1997        162         15,415         95,156       1,029
Palms of South Shore...........  Houston             1990      1997        240         12,310         51,293         795
Parc Royale....................  Houston             1994      1997        171         12,891         75,383         976
Ranchstone.....................  Houston             1996      1997        220         11,353         51,604         878
Richmond Townhomes.............  Houston             1995      1997        188         12,963         68,952         978
Trails at Briar Forest.........  Houston             1990      1997        476         22,485         47,238         897
                                                                       -------     ----------        -------       -----
                                                                         1,457         87,417         59,998         912
VIRGINIA
Champions Club.................  Richmond            1988      1994        212         10,486         49,463         776
Hickory Creek..................  Richmond            1984      1994        294         15,597         53,055         851
                                                                       -------     ----------        -------       -----
                                                                           506         26,083         51,549         820
      TOTALS...................                                         29,526     $1,496,109        $50,671         909

                                   Average December Rent(2)        Average
                                 -----------------------------    Occupancy
                                   Per Month      Per Sq. Ft.        (3)
                                 -------------   -------------   -----------
             Name                1996    1997    1996    1997    1996   1997
             ----                ----   ------   -----   -----   ----   ----
TENNESSEE
The Landings...................  $570     $595   $0.73   $0.76    94%    93%
Cherry Creek...................   716      757    0.79    0.84    91     97
Waterford Place................   758      789    0.74    0.77    96     95
                                 ----   ------   -----   -----   ---    ---
                                  729      767    0.78    0.82    93     95
TEXAS
Estate at Quarry Lake..........   852      877    0.95    0.98    85     96
Madison at the Arboretum.......   840      833    0.90    0.89    95     97
Madison at Stone Creek.........   789      773    0.92    0.90    89     95
Sedona Springs.................   888      918    0.93    0.97    88     95
                                 ----   ------   -----   -----   ---    ---
                                  842      852    0.93    0.94    88     95
Madison at Cedar Springs.......   870      911    0.97    1.01    97     98
Madison at Chase Oaks..........   816      814    0.91    0.91    91     93
Madison on Melrose.............   908      915    0.96    0.97    88     93
Madison on the Parkway.........   851      866    0.94    0.96    85     91
Madison at Round Grove.........   790      819    0.85    0.88    91     92
Riverhill......................    (4)     831      (4)   0.93    (4)    84
Coventry at Cityview...........    (4)     856      (4)   0.88    (4)    92
Hidden Lakes...................    (4)     831      (4)   0.90    (4)    85
Wimberly.......................    (4)     888      (4)   0.96    (4)    91
                                 ----   ------   -----   -----   ---    ---
                                  839      855    0.92    0.93    91     92
La Tour Fontaine...............    (4)   1,171      (4)   1.14    (4)    93
Palms of South Shore...........    (4)     752      (4)   0.95    (4)    97
Parc Royale....................    (4)   1,019      (4)   1.04    (4)    94
Ranchstone.....................    (4)     771      (4)   0.88    (4)    95
Richmond Townhomes.............    (4)     889      (4)   0.91    (4)    96
Trails at Briar Forest.........    (4)     712      (4)   0.79    (4)    95
                                 ----   ------   -----   -----   ---    ---
                                   (4)     837      (4)   0.92    (4)    96
VIRGINIA
Champions Club.................   656      685    0.85    0.88    93     96
Hickory Creek..................   664      701    0.78    0.82    95     97
                                 ----   ------   -----   -----   ---    ---
                                  661      694    0.81    0.85    94     96
      TOTALS...................  $670     $709   $0.74   $0.78    93%    94%

---------------

(1) Represents the total acquisition cost of the property plus the capitalized cost of the improvements made subsequent to acquisition.
(2) Represents the weighted average of rent charged for occupied units and rent asked for unoccupied units at month end.
(3) Represents average physical occupancy at each month end for the period held.
(4) Properties not owned during period indicated.
(5) These units consist of three locations, built and acquired at various times.
(6) 1996 amounts represent the 134 units delivered by December 31,1996.
(7) 1996 amounts represent the initial 300 units owned.

DEVELOPMENT COMMUNITIES

     At December 31, 1997, the Company had six communities under construction which will contain 2,408 units (of which 870 units have been delivered) and one community with 220 units under development. These communities will be completed at an expected total cost of $203.3 million. In addition, the Company owns land for 1,240 additional units to be built in subsequent phases of development communities in Greensboro, Nashville and Savannah. The communities under development offer features typical of very high end properties, including nine foot ceilings, high levels of trim and finish, garages and extensive amenities.

     The Company has engaged experienced apartment developers to provide development and construction management services to the Company on a project by project basis. These developers are not partners of the Company and have no interest in the real estate or improvements which are owned in fee simple by Merry Land. The developers' fees are computed as a share of the value of the completed projects, based on agreed upon formulas, less actual costs. Merry Land's employees supervise development activities with the assistance of architects and engineers as required. The Company owns all land and improvements, directly contracts for construction and bears essentially all risks of project development. While the Company has added several individuals to its acquisition and development department as a result of this program, it does not intend to establish a large, specialized development organization. The Company believes that this system of constructing new communities allows it the flexibility to simultaneously develop communities in multiple markets and to expand, reduce or terminate such activities as conditions warrant. Merry Land will manage these new communities during and after construction.

     The following table summarizes the Company's current developments and recently completed communities as of December 31, 1997. Estimated costs consists of land, direct construction costs and indirect costs, including projected fees to third party development managers and allocated overhead (dollars in thousands, except cost per unit):

                                                                                       Cost of
                                                                                        Units
                                                        Total      Total      Units    Placed
                                                      Estimated     Cost       in        in      Units    Estimated
Location                      Community       Units     Cost      to Date    Service   Service   Leased   Completion
--------                 -------------------  -----   ---------   --------   -------   -------   ------   ----------
Completed
Greensboro.............  Adams Farm(1)          200   $ 13,100    $ 13,062     200     $13,062    167       3Q1997
Under Construction
Atlanta................  River Sound            586   $ 42,000    $ 41,976     586     $41,976    366       1Q1998
Savannah...............  Long Point             308     22,900      22,289     284      21,383    221       1Q1998
Richmond...............  Wyndham                264     24,500      15,764      --          --      0       4Q1998
Greensboro.............  Bridford Lake          320     24,500       7,832      --          --      0         1998
Atlanta................  Satellite Place        424     34,000       7,721      --          --      0         1999
Richmond...............  Spring Oak             506     38,800       6,073      --          --      0         1999
                                              -----   --------    --------     ---     -------    ---
                                              2,408   $186,700    $101,655     870     $63,359    587
Under Development
Nashville..............  Cherry Creek III(1)    220   $ 16,600    $  3,682                                    1999
Future Development
Savannah...............  Long Point II(1)       352               $  1,128
Nashville..............  Bell Road I and II     688                  3,908
Greensboro.............  Bridford Lake II(1)    200                  1,328
                                              -----               --------
                                              1,240               $  6,364

---------------

(1) Adjoins an existing community owned by the Company.

     Acquisition of Communities under Development. The Company has also agreed to acquire the following communities to be built by unrelated third parties (dollars in thousands):

                                                                                Estimated   Estimated
Community                                                 Location      Units     Cost      Completion
---------                                               -------------   -----   ---------   ----------
Creekside Homes at Legacy.............................  Dallas, Texas    380     $31,200      2Q1998
Villages of Prairie Creek I...........................  Dallas, Texas    236      19,800      2Q1998
Villages of Prairie Creek II..........................  Dallas, Texas    200      19,500      1Q1999
                                                                         ---     -------
                                                                         816     $70,500

     The Company will acquire title to these communities upon completion of construction for an amount equal to the lesser of the budgeted cost or the seller's actual cost. The Company will pay the seller additional amounts upon the attainment of specified occupancy and net operating cash flow levels based on agreed upon formulas.

     The Company believes that there is more risk associated with development activities than with buying operating communities. Such risks include those associated with obtaining regulatory approvals and entitlements, timely completion of construction, cost control and marketing and lease up. Any one or more of these factors could cause adverse changes in the construction budgets referred to in the table. The Company believes that the potentially higher returns on development projects merit the assumption of this additional risk. The Company's present intent is to limit the total cost of development underway at any given time to no more than 10% of its total assets.

OTHER ASSETS

     Unimproved Land. The Company owns 5,315 acres of undeveloped land with a book value of $4.1 million. Most of this land was acquired by the Company's predecessor for clay reserves and is located in Georgia and South Carolina. Since 1981, brick manufacturer Boral Bricks, Inc. has had a long term clay mining lease on 2,622 acres of the Company's land. The Company also leases 100 acres to another company for the mining of sand and gravel and leases other tracts for agriculture, and grows timber on much of the remaining land. The Company expects that some of its land eventually may be developed or sold for development by others.

     Commercial Properties. The Company also owns several small commercial properties in the Augusta area, primarily office buildings, including the Company's headquarters building, which were acquired before the Company began to focus on apartments. These properties, aggregating 182,000 square feet, have a book value of $4.0 million. The Company intends to sell these properties.

                                   MANAGEMENT

     The directors and executive officers of the Company are:

                                                      Position with the Company and
                Name                   Age             Present Principal Occupation
                ----                   ---            -----------------------------
Boone A. Knox........................  61    Chairman of the Board
W. Tennent Houston...................  47    President and Chief Executive Officer; Director
Michael N. Thompson..................  49    Executive Vice President and Chief Operating
                                             Officer; Director
W. Hale Barrett......................  69    Secretary; Director; Member of law firm Hull,
                                             Towill, Norman & Barrett, counsel to the Company
Hugh Calvin Long II..................  46    Director; Capital Area President, First Union
                                             National Banks of Virginia, Maryland &
                                             Washington D.C.
Paul S. Simon........................  66    Director; Retired President, Morris
                                             Communications Corporation
Robert P. Kirby......................  61    Director; Chief Executive Officer,
                                             Castleberry/Snow's Inc.
John W. Gibson.......................  46    Senior Vice President -- Mergers, Acquisitions &
                                             Development
Dorrie E. Green......................  39    Vice President and Chief Financial Officer
Ronald J. Benton.....................  40    Vice President -- Accounting
Joseph P. Bailey III.................  39    Vice President -- Property Management
Ralph J. Simons Jr...................  32    Vice President -- Property Management
J. Russ Davis, Jr....................  38    Vice President -- Property Management

     As of January 31, 1998, Mr. Knox beneficially owned 2,859,619 or 7.1% of the Company's Common Stock. At that date all directors and executive officers as a group, including Mr. Knox, beneficially owned 4,514,485 or 11.3% of the outstanding shares of Common Stock.

                                    TAXATION

     This section is a general summary of the material federal income tax considerations that may be relevant to prospective purchasers of Common Stock under the Internal Revenue Code of 1986, as amended (the "Code") and is based upon applicable Code provisions, rules and regulations promulgated thereunder, and reported judicial and administrative interpretations thereof, all of which are subject to change (possibly on a retroactive basis).

     The following discussion does not include all matters that may be relevant to any particular holder of Common Stock in light of such holder's particular facts and circumstances. Certain holders, such as foreign persons, tax-exempt entities, insurance companies and financial institutions, may be subject to special rules not discussed below. In particular, the following discussion does not discuss issues under the Employee Retirement Income Security Act of 1974, as amended, the Foreign Investment in Real Property Tax Act of 1980, and foreign, state and local tax laws.

     EACH PROSPECTIVE PURCHASER SHOULD CONSULT, AND MUST DEPEND ON, HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986. The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

     If the Company qualifies for tax treatment as a REIT, it will generally not be subject to federal corporate taxation on its net income to the extent currently distributed to its stockholders. This substantially eliminates the "double taxation" (at both the corporate and stockholder levels) that typically results from the use of corporate investment vehicles.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be an investor in real estate and to avoid excessive concentration of ownership of its capital stock. Among other requirements, the principal activities of a REIT must be real estate related. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or certain U.S. government securities. The Company may not own more than 10% of the outstanding voting securities of any corporation and no more than 5% of the value of the Company's assets may be invested in a single corporation; shares of qualified REITs and of certain wholly-owned subsidiaries are exempt from this prohibition. Additionally, for taxable years beginning before August 6, 1997, gross income from the sale or other disposition of stock and securities held for less than one year, and of real property held for less than four years, must constitute less than 30% of the gross income for each taxable year of a REIT; the foregoing 30% restriction has been repealed for taxable years beginning after August 5, 1997. For each taxable year, at least 75% of the REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and the REIT may not furnish services to residents, unless the services performed are of a type customarily rendered in connection with the rental of space for occupancy only or, for taxable years beginning after August 5, 1997, the amounts received by the REIT for non-customary tenant services do not exceed 1% of all amounts received by the REIT with respect to the property. In this regard, it should be noted that the Company manages its real properties directly, but the Company believes that it provides only customary services. Moreover, rents do not qualify if the Company holds, directly or indirectly, more than a certain prescribed percentage interest in a tenant.

     The Company must satisfy certain ownership restrictions that limit concentration of ownership of capital stock directly or indirectly in the hands of a few individuals. The outstanding capital of the Company must be held by at least 100 stockholders. No more than 50% in value of the outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Company's taxable year. There are no restrictions in the Company's Articles that would limit the ability of a holder of common stock or preferred stock to transfer shares if such transfer would cause or contribute to a violation of the stock ownership requirements. Thus, while the Company intends to monitor carefully its stock ownership and expects to be able to meet the ownership requirements in the future, there can be no assurance that transfers of shares of capital stock beyond the control of the Company, or changes in the relative values of the preferred stock and the common stock, could not result in the Company's failure to satisfy the stock ownership requirements. For taxable years beginning after August 5, 1997, a REIT that satisfies certain shareholder recordkeeping requirements prescribed in Treasury Department Regulations will be treated as having satisfied the foregoing 50% requirement unless the REIT knows, or exercising reasonable diligence would have known, that the 50% requirement was not satisfied. The Company intends to comply with the recordkeeping requirements.

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its real estate investment trust taxable income (computed without regard to net capital gains or the dividends-paid deduction) for its taxable year to its stockholders annually, the Company itself will not be subject to federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of its taxable income. REITs may also incur taxes on certain categories of income (such as undistributed capital gain income and certain income from foreclosure property) for the alternative minimum tax, and for certain other activities. They may also be subject to federal excise tax to the extent distributions do not satisfy certain requirements, as well as to certain state, local and other taxes. For taxable years beginning after August 5, 1997, a REIT may designate undistributed net capital gain (upon which a corporate income tax has been incurred) as constructively distributed to its shareholders. If such designation is made, each shareholder is required to report on its individual return its share of the designated undistributed net capital gain and is entitled to a credit for its share of the corporate tax on such gain.

     Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon holders of the Company's securities. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause and not willful neglect. In order to elect again to be taxed as a REIT, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year. Further, the Company might be subject to taxation on any unrealized gain inherent in its assets at the time of such election. If disqualified, the Company would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends paid. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, substantial federal income tax liability on the Company attributable to such nonqualifying tax years could be imposed. In the event that the Company fails to meet certain income tests of the tax law, it may nonetheless retain its qualification as a REIT if it pays a 100% tax based upon the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such liabilities could result in the Company being unable to pay dividends on the Common Stock and could result in the Company being unable to pay dividends sufficient to maintain its REIT status.

TAXATION OF THE SHAREHOLDERS OF THE COMPANY

     Distributions to Holders. Distributions made by the Company with respect to the Common Stock out of its current or accumulated earnings and profits that remain after an appropriate allocation of such earnings and profits to distributions made to holders of preferred stock will generally be taxed to the holders of the Common Stock as ordinary income. Distributions with respect to the Common Stock in excess of earnings and profits will be treated first as a tax-free return of capital to the holder, to the extent of the holder's basis in such stock (and will correspondingly reduce such basis) and then as a capital gain, to the extent of any excess over such basis (assuming the holder holds the Common Stock as a capital asset).

     Dividends will be taxed as ordinary income to the holder except to the extent that the dividend is a distribution of the Company's net capital gain and is properly designated by the Company as a capital gain dividend. The Company presently intends to designate the respective dividends paid by the Company to the holders of all classes of the Preferred Stock and Common Stock in such a manner that the aggregate dividends paid to the holders of each such class of stock annually will have the same relative proportions of capital gain dividends (if any are so designated) and ordinary income dividends. The Company will notify each holder of the Series E Preferred Stock as to the portions of each distribution which, in its judgment and consistent with the intention stated in the preceding sentence, constitute ordinary income and capital gain.

     Capital gain distributions to corporate holders are generally taxed in the same manner as ordinary income, except that capital losses of such holders are deductible only to the extent of capital gains. Under Section 291 of the Code, however, corporate holders may be required to treat up to 20% of any such capital gain as ordinary income. For noncorporate shareholders, net capital gains are taxed at a maximum rate of 28%, while short-term capital gains and ordinary income are taxed at a maximum rate of 39.6%. However, because of certain limitations on itemized deductions and personal exemptions, the effective rate may be higher in certain circumstances. Except to a very limited extent, capital losses of noncorporate shareholders are deductible only to the extent of capital gains.

     Ordinary and capital gain dividends are not eligible for the dividends-received deduction that is generally allowed to corporate shareholders.

     Sale or Exchange of Common Stock. Upon the sale or exchange of Common Stock, the holder will recognize gain or loss equal to the difference between the amount realized on such sale and the tax basis of such Common Stock. Assuming such stock is held as a capital asset, such gain or loss will be a long-term capital gain or loss if the Common Stock have been held for more than one year. However, any loss recognized by a holder on the sale of a share of Common Stock held for not more than six months and with respect to which a capital gain dividend was received will be treated as a long-term capital loss to the extent of the amount of distributions from the Company with respect to such Common Stock that was required to be treated by such holder as long-term capital gain.

     Unrelated Business Income Tax of Pension Trusts. If any exempt pension trust described in Section 401(a) becomes the owner of more than 10% (by value) of the outstanding stock of the Company and certain other conditions (generally related to the existence of a high concentration of ownership of Company stock in the hands of such pension trusts) are satisfied, a portion of the dividends received by the pension trust with respect to its Company stock may be subject to the unrelated business income tax. Exempt pension trusts should consult their tax advisors regarding the advisability of acquiring more than 10% (by value) of the outstanding stock of the Company.

     Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury regulations thereunder a holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale or redemption of, such stock unless (i) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     Other Tax Matters. Holders of Common Stock will not be permitted to deduct any losses of the Company (whether ordinary or capital) on their own income tax returns. In addition, under regulations to be promulgated by the Treasury Department, holders of Common Stock may be required to report as tax preference items or adjustments certain items and adjustments of the Company for purposes of determining the holders' alternative minimum tax liability, if any.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, Interstate/Johnson Lane Corporation, Morgan Keegan & Company, Inc. and The Robinson-Humphrey Company, LLC as representatives of the several underwriters (the "Representatives") have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

                                                              Number of
                        Underwriter                            Shares
                        -----------                           ---------
Morgan Stanley & Co. Incorporated...........................    661,620
BT Alex. Brown Incorporated.................................    661,620
Interstate/Johnson Lane Corporation.........................    375,920
Morgan Keegan & Company, Inc. ..............................    375,920
The Robinson-Humphrey Company, LLC .........................    375,920
J.C. Bradford & Co. ........................................     61,000
A.G. Edwards & Sons, Inc. ..................................     61,000
Janney Montgomery Scott Inc. ...............................     61,000
Edward D. Jones & Co., L.P. ................................     61,000
Legg Mason Wood Walker, Incorporated........................     61,000
McDonald & Company Securities, Inc. ........................     61,000
Raymond James & Associates, Inc. ...........................     61,000
Sterne, Agee & Leach, Inc. .................................     61,000
Wheat First Securities, Inc. ...............................     61,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase the total number of shares of Common Stock offered hereby if any such shares are purchased.

     The Company has been advised that the underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.71 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the underwriters.

     The Company has granted to the underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. To the extent that the Representatives exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to 3,000,000, and the Company will be obligated, pursuant to the option, to sell such shares of Common Stock to the underwriters. The Representatives may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, the underwriters will offer such additional shares of Common Stock on the same terms as those on which the 3,000,000 shares of Common Stock are being offered.

     The Underwriting Agreement contains covenants of indemnity among the underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company and its executive officers and directors have entered into agreements prohibiting the sale of their shares of Common Stock and securities convertible into Common Stock, if any, for 90 days after the date of this prospectus supplement without the prior consent of the Representatives.

                                    EXPERTS

     The audited financial statements of the Company incorporated by reference in this prospectus supplement and elsewhere in the registration statement of which this prospectus supplement is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL OPINIONS

     Certain legal opinions relating to tax matters and the shares of Common Stock offered hereby will be passed upon for the Company by Hull, Towill, Norman & Barrett, P.C., Augusta, Georgia. Certain legal matters relating to the validity of the Shares offered hereby will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. W. Hale Barrett, a member of the firm of Hull, Towill, Norman & Barrett, P.C., is a director and secretary of the Company. He and members of his firm own 47,119 shares of Common Stock.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In addition to the documents incorporated by reference pursuant to the accompanying prospectus dated January 22, 1996, there is incorporated by reference herein the Company's current report on Form 8-K filed on February 23 , 1998 and the Company's annual report on Form 10-K for the year ended December 31, 1997. For additional information with respect to documents incorporated by reference herein, see "Incorporation Of Certain Documents By Reference" in the accompanying Prospectus.

PROSPECTUS
                                  $500,000,000
                                   MERRY LAND
                                   ----------
                           & INVESTMENT COMPANY, INC.
                                      [LOGO]
              DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES,
                     COMMON STOCK AND COMMON STOCK WARRANTS
                               ------------------
     Merry Land & Investment Company, Inc. ("Merry Land" or the "Company") may from time to time offer in one or more series (i) its unsecured senior or subordinated debt securities (the "Debt Securities"), (ii) shares or fractional shares of its preferred stock, without par value (the "Preferred Stock"), (iii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (iv) shares of its common stock, without par value (the "Common Stock"), or (v) warrants to purchase Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (each, a "Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Stock, Common Stock or other Company securities, additional covenants, and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iv) in the case of Common Stock, any initial public offering price; and (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the Offered Securities and the method and terms of the offering.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

                The date of this Prospectus is January 22, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its Regional Offices located at: 75 Park Place, New York, New York 10017; and 500 West Madison Street, Chicago, Illinois 60661; and can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company has filed a registration statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information, reference is made to such Registration Statement and to the exhibits, which may be inspected and copied at or obtained from the Commission's public reference facilities, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. Each statement made in this Prospectus with respect to a document that is filed as an exhibit to the Registration Statement is qualified by reference to such exhibit for a complete statement of the terms and conditions thereof.

     There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:

          i. the Company's annual report on Form 10-K for the year ended December 31, 1994;

          ii. the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

          iii. the Company's current reports on Form 8-K filed on, February 14, 1995, March 13, 1995, June 8, 1995, June 19, 1995, June 23, 1995, July 14,
     1995, September 1, 1995, September 14, 1995, and November 8, 1995;

          iv. the Company's current reports on Form 8-K/A filed on January 24, 1995 amending the Company's report on Form 8-K filed on November 3, 1994, February 7, 1995 amending the Company's report on Form 8-K filed on August 15, 1994, June 21, 1995 amending the Company's report on Form 8-K filed on June 19, 1995, September 18, 1995 amending the Company's report on Form 8-K filed on June 8, 1995, and December 1, 1995 amending the Company's report on Form 8-K filed on September 14, 1995;

          v. the description of the Company's Common Stock, $1.75 Series A Cumulative Convertible Preferred Stock and $2.15 Series C Cumulative Convertible Preferred Stock contained in the Company's registration statements on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions; and

          vi. the Company's definitive proxy statement dated March 27, 1995 relating to the annual meeting of shareholders held on April 17, 1995.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated herein by reference or deemed to be incorporated herein by reference shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other amendment or supplement hereto or document subsequently incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates), will be provided without charge to each person who receives a copy of this Prospectus on the written or oral request of such person directed to W. Hale Barrett, the Company's Secretary, 624 Ellis Street, Augusta, Georgia 30901, telephone number
(706) 722-6756.

                                  THE COMPANY

     Merry Land is one of the largest owners and operators of upscale garden apartments in the Southern region of the United States. Merry Land became an independent publicly owned company in 1981 and has been managing apartment communities since 1982. The Company is a self-administered and self-managed real estate investment trust ("REIT") headquartered in Augusta, Georgia. At December 15, 1995, the Company owned 78 apartment communities containing 21,705 units and having an aggregate cost of $969.8 million. At September 30, 1995, the communities had an average occupancy of 95.2% and an average monthly rental rate of $624. The Company's apartment communities are located in Florida, Georgia, Maryland, North Carolina, Ohio, South Carolina, Tennessee, Texas and Virginia.

     Merry Land is a Georgia corporation. The Company's principal office is located at 624 Ellis Street, Augusta, Georgia 30901 and its telephone number is
(706) 722-6756.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, making improvements to apartment properties, the acquisition of additional apartment properties and the development and construction of new apartment properties.

                                 CERTAIN RATIOS

     The following table sets forth the Company's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and Preferred Stock dividends for the periods shown.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1990   1991   1992   1993   1994
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................  1.26x  1.69x  2.98x  5.58x  4.44x
Ratio of earnings to combined fixed charges and
  Preferred Stock dividends.................................  1.26x  1.69x  2.98x  3.29x  2.56x

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and Preferred Stock dividends was computed by dividing earnings by fixed charges and Preferred Stock dividends. For the purpose of computing these ratios, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on borrowed funds and amortization of debt discount and expense. Preferred Stock dividends consist of those dividends paid on the Company's $1.75 Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and $2.205 Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") during the respective periods set forth in the preceding table.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Debt Securities are to be issued under an indenture dated as of February 1, 1995, as supplemented by a supplemental indenture dated as of June 1, 1995 and as may be further supplemented from time to time (the "Senior Indenture"), between the Company and First Union National Bank of Georgia (the "Senior Indenture Trustee"), and the Subordinated Debt Securities are to be issued under an indenture dated as of February 1, 1995, as supplemented from time to time (the "Subordinated Indenture"), between the Company and First Union National Bank of Georgia (the "Subordinated Indenture Trustee"). The term "Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The Senior Indenture and the form of the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement and are available for inspection at the corporate trust office of the Senior Indenture Trustee in Atlanta, Georgia and the corporate trust office of the Subordinated Indenture Trustee in Atlanta, Georgia or as described under "Available Information." The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made herein relating to the Indentures and the Debt Securities are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and the Debt Securities. All section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the respective meanings set forth in the Indentures and the Debt Securities.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination".

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more supplemental indentures to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          1. the title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

          2. the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          3. the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock (as defined in the Indentures), or the method by which any such portion will be determined;

          4. if convertible, any applicable limitations on the ownership or transferability of the Capital Stock into which such Debt Securities are convertible;

          5. the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          6. the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates, if any, for such Interest payable on any Registered Security on any Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          7. the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer, conversion or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          8. the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          9. the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          10. whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $5,000, the denomination or denominations in which any bearer Debt Securities will be issuable;

          11. if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          12. whether the amount of payment of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          13. whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          14. provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          15. any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          16. whether such Debt Securities will be issued in certificated or book-entry form and terms and conditions related thereto;

          17. the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

          18. whether and under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture on such Debt Securities to any Holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option);

          19. the obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into shares of Capital Stock of the Company and the terms and conditions upon which such conversion shall be effected; and

          20. any other terms of such Debt Securities, which terms shall not be inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Any special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Senior Debt Securities will be payable at the corporate trust office of the Senior Indenture Trustee located at Corporate Trust Administration, 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309, and the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Subordinated Debt Securities will be payable at the corporate trust office of the Subordinated Indenture Trustee located at Corporate Trust Administration, 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309; provided that at the option of the Company payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, registration or transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration or transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including all Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     Existence. Except as described above under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities of any series (Section 1005 of each Indenture).

     Maintenance of Properties. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value their properties in the ordinary course of business (Section 1006 of each Indenture).

     Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007 of each Indenture).

     Payment of Taxes and other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

     Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Debt Securities of any series specified in Section 301 of the Indentures (except any such term, provision or condition which could not be amended without the consent of all Holders of Debt Securities of such series), if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect (Section 1012 of each Indenture).

     Additional Covenants. The Prospectus Supplement for a particular series of Debt Securities may contain additional covenants of the Company with respect to such series of Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series: (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice to the Company as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary; and (h) any other Event of Default provided with respect to such series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulations S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders). However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and additional Amounts payable with respect to, such Debt Securities at the respective due dates or redemption dates thereof (Section 508 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modifications and amendment of either Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amount payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series, the consent of whose Holders is necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of each such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

     Modifications and amendments of either Indenture may be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes:

          i. to evidence the succession of another Person to the Company as obligor under such Indenture;

          ii. to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture;

          iii. to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

          iv. to add or change any provisions of either Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

          v. to add, change or eliminate any provisions of either Indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;

          vi. to secure the Debt Securities;

          vii. to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee;

          viii. to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee;

          ix. to cure any ambiguity, defect or inconsistency in either Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture;

          x. to close either Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, either Indenture under the Trust Indenture Act; or

          xi. to supplement any of the provisions of either Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on the Subordinated Debt Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Debt Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). The Company may resume payments on the Subordinated Debt Securities when the default is cured or waived, or 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if the subordination provisions of the Subordinated Indenture otherwise permit payment at that time (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Debt Securities are paid in full, Holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Debt Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the

Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Debt Securities or ranks pari passu with the Subordinated Debt Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Debt Securities are subordinated, and (3) the Subordinated Debt Securities (Section 101 of the Subordinated Indenture). At December 15, 1995, Senior Debt aggregated approximately $360.0 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary, mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under provisions of each Indenture described under "Certain Covenants," or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any failure to comply with such obligations shall not constitute a default or an Event or Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or currency units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect to such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture).

     "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States (other than the ECU or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency, currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (h) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

TRUSTEES

     First Union National Bank of Georgia, the Senior Indenture Trustee and the Subordinate Indenture Trustee, also provides the Company's revolving line of credit facility and from time to time directly or through affiliates performs other services for the Company in the normal course of business.

GOVERNING LAW

     The Indentures are governed by and shall be construed in accordance with the laws of the State of Georgia.

                          DESCRIPTION OF COMMON STOCK

     This summary of certain terms and provisions of the Company's Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles"), and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company has 100,000,000 shares of Common Stock authorized and 33,827,757 shares were outstanding at November 30, 1995. All outstanding shares of Common Stock are fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "MRY".

     The holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors, after payment of, or provision for, full cumulative dividends for outstanding Preferred Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Cumulative voting for directors is not permitted, which means that holders of more than 50% of all of the shares of Common Stock voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. Holders of Common Stock and Preferred Stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that relate only to the rights, terms or conditions of the Preferred Stock, that affect only the holders of the Preferred Stock, or that relate to the rights of the holders of the Preferred Stock if the Company fails to fulfill any of its obligations regarding the Preferred Stock. Upon any dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata all of the Company's assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of Preferred Stock. Holders of Common Stock have no preemptive right to purchase or subscribe for any shares of capital stock of the Company.

                         DESCRIPTION OF PREFERRED STOCK

     This summary of certain terms and provisions of the Company's Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Articles authorize the issuance of 20,000,000 shares of Preferred Stock, without par value, of which 677,470 shares of Series A Preferred Stock, 4,000,000 shares of Series B Preferred Stock and 4,599,800 shares of Series C Preferred Stock were issued and outstanding at November 30, 1995. All outstanding shares of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are fully paid and nonassessable.

     The transfer agent and registrar for the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

GENERAL

     Under the Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 20,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve. At November 30, 1995 the Company had 9,277,270 shares of Preferred Stock issued and outstanding of its 20,000,000 authorized shares of Preferred Stock.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series of Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series of Preferred Stock; (v) any conversion provisions of such series of Preferred Stock; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series of Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding-up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding-up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding-up of the Company will be described in the Prospectus Supplement relating to such series.

REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

SINKING FUND

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

CONVERSION RIGHTS

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

VOTING RIGHTS

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Georgia law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

OUTSTANDING PREFERRED STOCK

     Series A Preferred Stock. The Series A Preferred Stock ranks senior to the Common Stock, and pari passu with the Series B Preferred Stock and Series C Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $1.75 per share of Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series A Preferred Stock are not redeemable by the Company prior to June 30, 1998, and at no time are the shares of Series A Preferred Stock redeemable for cash. On and after June 30, 1998, the shares of Series A Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series A Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series A Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series A Preferred Stock plus an amount per share of Series A Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Stock have no voting rights.

     Series B Preferred Stock. The Series B Preferred Stock ranks senior to the Common Stock, and pari passu with the Series A Preferred Stock and the Series C Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $2.205 per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series B Preferred Stock are not redeemable by the Company prior to October 31, 1999, and at no time are the shares of Series B Preferred Stock redeemable for cash. On and after October 31, 1999, the shares of Series B Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series B Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series B Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series B Preferred Stock plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock have no voting rights.

     Series C Preferred Stock. The Series C Preferred Stock ranks senior to the Common Stock, and pari passu with the Series A Preferred Stock and the Series B Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series C Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $2.15 per share of Series C Preferred Stock. Dividends on the Series C Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series C Preferred Stock are not redeemable by the Company prior to March 31, 2000, and at no time are the shares of Series C Preferred Stock redeemable for cash. On and after March 31, 2000, the shares of Series C Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series C Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series C Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series C Preferred Stock plus an amount per share of Series C Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series C Preferred Stock have no voting rights.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants: (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security;
(6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may, at its option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the Prospectus Supplement relating to such shares (the "Preferred Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms. Whenever particular sections of the Deposit Agreement are referred to, it is intended that such sections shall be incorporated herein by reference. The form of Deposit Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibit.

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders. (Deposit Agreement, Section 4.01)

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may sell such property and distribute the net proceeds from such sale to such holders. (Deposit Agreement, Section 4.02)

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his or her order, of the number of whole shares of the related series of Preferred Stock and any money or other property, if any, represented by such Depositary Shares.

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as may be determined by the Preferred Stock Depositary. (Deposit Agreement, Section 2.08)

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock. (Deposit Agreement, Section 4.05)

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. (Deposit Agreement, Section 6.01) The Deposit Agreement will only terminate if
(i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding-up of the Company and such distribution has been distributed to the holders of Depositary Receipts. (Deposit Agreement, Section 6.02)

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Preferred Stock Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. (Deposit Agreement, Section 5.07)

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary and its acceptance of such appointment. Such successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. (Deposit Agreement, Section 5.04)

     The Preferred Stock Depositary will forward to the holders of the Preferred Stock all reports and communications from the Company which are delivered to the Preferred Stock Depositary and which the Company is required or otherwise determines to furnish to such holders. (Deposit Agreement, Section 4.07)

     Neither the Preferred Stock Depositary nor the Company will be liable under the Deposit Agreement to holders of Depositary Receipts other than for its negligence, willful misconduct or bad faith. Neither the Company nor the Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine. (Deposit Agreement, Section 5.03)

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to or through underwriters or may sell the Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                    EXPERTS

     The audited financial statements and schedules of the Company incorporated by reference in this Prospectus and elsewhere in the registration statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL OPINIONS

     Certain legal opinions relating to tax matters and the Offered Securities will be passed upon for the Company by Hull, Towill, Norman & Barrett, P.C., Augusta, Georgia. Certain legal matters relating to the validity of the Offered Securities will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. W. Hale Barrett, a member of the firm of Hull, Towill, Norman & Barrett, P.C., is a director and secretary of the Company. He and members of his firm own 26,141 shares of the Company's Common Stock.

                               INSIDE BACK COVER


[Photograph of Coventry at City View apartment community]
Coventry at City View, Dallas/Ft. Worth, Texas

[Photograph of The Palms at South Shore apartment community]
The Palms at South Shore, Houston, Texas

[Photograph of Polos East apartment community]
Polos East, Orlando, Florida

[Photograph of Carriage Homes at Wyndham apartment community]
Carriage Homes at Wyndham, Richmond, Virginia

[Photograph of Chatelaine Park apartment community]
Chatelaine Park, Atlanta, Georgia

[Photograph of Hammocks at Long Point apartment community]
Hammocks at Long Point, Savannah, Georgia

                               [MERRY LAND LOGO]